NEWALTA
Better ways to manage waste

07026421

SEC Mail Processing Section
AUG 29 2007
Washington, DC 160

SUPPL

August 13, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated August 9, 2007;

2. Interim Report for the three months ended June 30, 2007 including interim financial statements and Management's Discussion and Analysis;

3. Form 52-109 FT2 - Certification of Interim Filings – CEO; and

4. Form 52-109 FT2 - Certification of Interim Filings – CFO.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Vivian Zipchian

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

TBW/VZ
Encl.

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE

FOR IMMEDIATE RELEASE
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES 2007 SECOND QUARTER RESULTS

CALGARY, Alberta, Canada, August 9, 2007 – **Newalta Income Fund** ("Newalta" or the "Fund") today announced financial results for the three and six months ended June 30, 2007.

"In the second quarter, results for Newalta's Western division were impacted by abnormally wet weather which restricted well workovers, as well as continued weak natural gas drilling activity," said Al Cadotte, President and Chief Executive Officer of Newalta. "The Eastern division delivered solid results consistent with expectations.

"In the Western division, wet weather reduced service rig operations, resulting in fewer well workovers on a year-over-year basis. This in turn, resulted in reduced waste receipts, and lower volumes of crude oil recovered at our conventional oilfield facilities. Substantially reduced natural gas drilling in the quarter resulted in lower equipment utilization in our Drill Site business unit. Except for the Drill Site business unit, the Western division operations were not materially affected by the dramatic decline in natural gas drilling in the second quarter. Based on the current price of crude oil, service rig utilization and well workovers are expected to return to historical levels and consequently our oilfield waste volumes and crude oil sales are also expected to recover. The outlook for the Drill Site business unit is guarded as current natural gas prices will restrain any significant improvement in natural gas drilling activity until late this year at the earliest.

"In the Eastern division, our outlook remains very positive as growth capital investments and acquisitions are achieving returns in line with investment expectations, and we continue to develop organic growth and acquisition opportunities.

"The short-term impact of unfavourable weather and weak natural gas drilling activity in western Canada has not altered our strategy to continue to aggressively grow our business across Canada."

FINANCIAL RESULTS AND HIGHLIGHTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007:

- For the three and six months ended June 30, 2007, revenue improved 16% to $111.6 million and $229.4 million respectively, compared to 2006. Lower recovered crude oil revenue and reduced utilization of our Drill Site assets were partially offset by contributions from acquisitions in the Eastern division completed in the second half of 2006.
- Net earnings of $6.7 million and EBITDA[1] of $15.5 million decreased 70% and 37%, respectively for the second quarter, compared to 2006. Net earnings and EBITDA for the first six months of 2007, were down 51% and 28%, respectively, to $19.7 million and $40.8 million. On a trailing twelve month basis, EBITDA from continuing operations remained unchanged at $104.3 million from the prior year comparative period.
- In Western, abnormally wet weather in the quarter reduced well workovers which, in turn, resulted in reduced waste receipts and recovered crude oil volumes at the conventional oilfield facilities. Continued weak natural gas drilling activity in western Canada dramatically reduced the utilization of Western's drill site equipment. The overall performance of Western's other operations were at or above 2006 levels. Revenue for Western was relatively flat for both the three and six months ended June 30, 2007 compared to last year; however, net margin declined by $8.1 million in the quarter.

- Eastern's second quarter revenue and net margin[1] increased 97% to $36.3 million and 72% to $4.5 million respectively, compared with the same period last year. For the six months ended June 30, 2007, revenue and net margin increased 90% and 63% to $64.9 million and $7.3 million, respectively, compared to 2006. The improved quarterly performance for the division was mainly attributable to the acquisitions in Québec and Atlantic Canada that were completed in the second half of 2006. These operations have been successfully integrated and results are consistent with management's investment expectations. Performance in Ontario was higher compared to the second quarter of last year despite continued softening in the automotive and other manufacturing sectors. Eastern's performance in the second half of 2007 is expected to reflect traditionally strong seasonal markets.
- SG&A expenses in the second quarter were 11.7% of revenue at $13.0 million, compared to 11.0% last year. On an annual basis SG&A expenses are expected to remain consistent with management's objective to maintain these costs at 10%, or less, of revenue. The increase in SG&A expenses was the result of staff additions to strengthen the organization across Canada to manage growth.
- Maintenance capital expenditures in the quarter were $5.0 million or 21% lower than the second quarter in 2006. Consistent with lower equipment utilization rates, the previously announced 2007 maintenance capital expenditures budget of $28.0 million has been reduced by $8.0 million to $20.0 million. Growth capital expenditures in the quarter were $19.4 million compared to $12.8 million in 2006. The previously announced growth capital budget of $120.0 million for 2007 has also been reduced by $15.0 million to $105.0 million, eliminating additional Drill Site growth capital investments at this time.
- Newalta is continuing to pursue acquisitions to establish a greater presence in its core markets. With experienced management in place, Newalta is evaluating acquisition opportunities and has targeted the most attractive businesses consistent with this strategy. Newalta executed four acquisitions during the quarter and one subsequent to the quarter. The combined transaction value was $35.7 million. On a trailing twelve month basis the total acquired revenue was approximately $33.0 million with EBITDA of approximately $9.4 million.
- Funds from operations[1] decreased 47% in the second quarter and 34% on a year-to-date basis to $12.2 million and $34.7 million. Unusually wet weather and reduced natural gas drilling activity levels in the Western division were the primary drivers of the decline.
- Cash available for growth and distributions[1] in the second quarter declined 56% to $8.5 million compared to $19.3 million for the same period in 2006. For the first six months of 2007, cash available for growth and distributions decreased 35% to $30.2 million.
- Cash distributed[1] to unitholders increased 16% to $19.0 million in the quarter. The increase in cash distributed was a result of the increase in the number of units outstanding when compared to the second quarter of 2006. For the first six months of 2007, cash distributed increased by 36% to $37.7 million driven by the increase in the number of trust units outstanding and higher monthly distributions from January to April compared to 2006. Distributions were increased in May of 2006 to $0.185 per unit per month and have been maintained at this level.
- Newalta completed an equity financing on January 26, 2007 through the issuance of 3.0 million trust units at $26.10 per unit for total gross proceeds of $78.3 million ($74.1 million net).
- Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 1.69:1, working capital of 2.04:1 and unused capacity on the credit facilities of $43.8 million, net of outstanding letters of credit.
- In the second quarter of 2007, the implementation of a new SAP information system in the Western division was substantially complete. The implementation of the system in eastern Canada has been initiated and is proceeding on schedule.

- In June 2007, the legislation from the Minister of Finance (Canada) relating to the taxation of income trusts was enacted. This legislation will result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and will result in less after-tax cash being available for payment to all holders of trust units. As an existing Canadian mutual fund trust, the Fund anticipates it will not be subject to these proposed measures until January 2011. Management has determined that there is no immediate impact on the Fund's results. Under the legislation, the existing tax treatment of distributions will remain in effect during the four-year grace period to 2011, provided Newalta is not in breach of the related "undue growth" rules discussed later in this MD&A. Management has withdrawn its advance tax ruling request in respect of the previously announced internal reorganization. The investment in growth capital in 2006 has eliminated all estimated cash taxes payable for 2007 and substantially all in 2008. Management continues to review new information as it becomes available. As such, the Board of Trustees' current strategy is to maintain distributions at current levels, with any excess cash to be directed to growth capital investments.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data) (unaudited)	Q2 2007	Q2 2006	**% Increase (Decrease)**	**YTD 2007**	YTD 2006	% Increase (Decrease)
Revenue	**111,594**	96,082	16	**229,431**	198,246	16
Operating income – continuing operations	**3,788**	14,363	(74)	**17,453**	35,836	(51)
Net earnings	**6,716**	22,685	(70)	**19,682**	40,073	(51)
per unit ($), basic	**0.17**	0.62	(73)	**0.50**	1.19	(58)
per unit ($), diluted	**0.16**	0.61	(74)	**0.49**	1.17	(58)
per unit ($) – continuing operations	**0.17**	0.58	(71)	**0.50**	1.14	(56)
per unit ($) – discontinued operations	**-**	0.04	(100)	**-**	0.05	(100)
EBITDA[1]	**15,511**	24,725	(37)	**40,791**	56,823	(28)
Trailing 12 month EBITDA	**n/a**	n/a	n/a	**104,328**	108,335	(4)
Trailing 12 month EBIDTA – continuing ops.	**n/a**	n/a	n/a	**104,328**	103,973	-
Funds from operations[1]	**12,184**	23,076	(47)	**34,685**	52,265	(34)
per unit ($)	**0.30**	0.63	(52)	**0.87**	1.54	(44)
per unit ($) – continuing operations	**0.30**	0.62	(52)	**0.87**	1.52	(43)
per unit ($) – discontinued operations	**-**	0.01	(100)	**-**	0.02	(100)
Maintenance capital expenditures	**5,019**	6,329	(21)	**5,750**	8,173	(30)
Cash available for growth and distributions[1]	**8,520**	19,259	(56)	**30,153**	46,464	(35)
per unit ($)	**0.21**	0.53	(60)	**0.75**	1.37	(45)
per unit ($) – continuing operations	**0.21**	0.46	(54)	**0.75**	1.30	(42)
Distributions declared	**22,413**	19,482	15	**44,662**	35,058	27
per unit – ($)	**0.56**	0.54	4	**1.11**	1.03	8
Cash distributed[1]	**18,983**	16,386	16	**37,707**	27,729	36
Growth and acquisition capital expenditures	**45,355**	31,609	43	**59,485**	164,009	(64)
Weighted average units outstanding (000s)	**40,361**	36,381	11	**39,790**	33,794	18
Total units outstanding (000s)	**40,485**	36,646	10	**40,485**	36,646	10
Trading price – high	**27.50**	33.80	(19)	**28.25**	33.80	(16)
Trading price – low	**23.39**	27.87	(16)	**23.39**	26.25	(11)
Average daily trading volume	**178,429**	112,701	58	**154,141**	107,530	43

[1] These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

Management will hold a conference call on Thursday, August 9, 2007 at 4:00 p.m. (EST) to discuss the Fund's performance for the three and six months ended June 30, 2007. To participate in the teleconference, please call 416-644-3423 or 1-800-733-7560. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Thursday, August 16, 2007, by dialing 1-877-289-8525 and using the pass code 21243054.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies focusing on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For further information, please contact:

Ronald L. Sifton
Executive Vice President & CFO
Phone: (403) 806-7020

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates, exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of trust unit price, insurance, future capital needs, debt service, sales of additional trust units, dependence on the Corporation, the nature of the trust units, unlimited liability of unitholders, Canadian federal income tax, redemption of trust units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is derived from the consolidated statements of operations, accumulated other comprehensive income and retained earnings and is calculated as follows:

	Three months ended June 30,		Six months ended June 30,	
($000s)	2007	2006	2007	2006
Net earnings[1]	6,716	22,685	19,682	40,073
Add back (deduct):				
Current income taxes	461	(150)	663	216
Future income taxes[1]	(3,389)	(6,700)	(2,892)	(2,796)
Interest expense	2,632	1,005	4,938	3,863
Interest revenue	(89)	-	(613)	-
Amortization and accretion[1]	9,180	7,885	19,013	15,467
EBITDA	15,511	24,725	40,791	56,823

[1]Includes related amounts from discontinued operations. See note 4 to the consolidated interim financial statements for the breakdown for the three and six months ended June 30, 2006.

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

	Three months ended June 30,		Six months ended June 30,	
($000s)	2007	2006	2007	2006
Cash from operating activities	**17,324**	30,045	**12,054**	58,633
Add back (deduct):				
Changes in working capital	**(5,439)**	(7,333)	**22,134**	(6,934)
Asset retirement costs incurred	**299**	364	**497**	566
Funds from operations	**12,184**	23,076	**34,685**	52,265

"Cash available for growth and distributions" is used by management to supplement funds from operations as a measure of cash flow and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. Maintenance capital expenditures are not incurred evenly throughout the year. The reconciliation of cash available for growth and distributions is included in the Liquidity and Capital Resources section of the Management's Discussion and Analysis.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is defined as distributions declared during the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the Distribution Reinvestment Plan of the Fund (the "DRIP") during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to EBITDA, funds from operations, cash available for growth and distributions, cash distributed, net margin and return on capital throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three and six months ended June 30, 2007, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2006, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three and six months ended June 30, 2006.

Information for the three and six months ended June 30, 2007, along with comparative information for 2006, is provided.

In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta combined the previously reported Industrial and Oilfield divisions to form Western. Services offered to customers in Western are similar and are sold to a similar customer base. Newalta has merged or eliminated some senior management and sales positions, resulting in improved efficiencies as well as reductions to overhead costs. Western now comprises three business units: Oilfield, Drill Site and Industrial; while Eastern comprises two business units: Ontario and Québec/Atlantic Canada. The business units within Western share a common customer base and Drill Site utilizes both Oilfield and Industrial facilities for residual waste processing and disposal. Acquisition and growth initiatives in the last year increased overlap between the three business units. This overlap necessitated the integration of services into one operating division to provide a seamless service package to customers and enhance both productivity and consistency of operations. The following Management's Discussion and Analysis provides management's interpretation of the results of the business for the Western and Eastern divisions and overall.

This Management's Discussion and Analysis is dated August 8, 2007 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

Results in the Western division in the second quarter were mixed. The Industrial oil recycling operations sold more product at higher prices than last year and, as a result, margins improved. The performance of Industrial's B.C. facilities was modestly above 2006 while the Alberta facilities were down due to wet weather in the second quarter. In the Oilfield business unit, most operations delivered performance comparable to last year. Wet weather reduced service rig activities and therefore well workovers which resulted in reduced waste volumes and lower recovered crude at the conventional oilfield facilities. The decrease in crude oil sales compared to 2006 was $3.4 million, of which $2.1 million was related to the drop in volume with the balance from lower net realized prices. The balance of the decline in Western's performance was due to the steep decline in natural gas drilling which resulted in substantially reduced equipment utilization in our Drill Site business unit, which fell from 43% last year to 16% in 2007.

The performance of Eastern in the second quarter was positive, delivering strong revenue and net margin growth. Revenue was almost double last year and net margin increased 72% compared to the same period in 2006. The increase in Eastern's year-over-year revenue and net margin for both the quarter and the first half of 2007 was attributable to the contributions of the acquisitions completed in the second half of 2006 in Québec and Atlantic Canada and organic growth in Ontario. Eastern's revenue is derived approximately 60% from the Ontario business unit and 40% from the Québec/Atlantic Canada business unit. The results in Eastern in the second quarter were consistent with the seasonality of the business.

Consistent with lower equipment utilization rates, the 2007 maintenance capital expenditures have been reduced to $20.0 million compared to the previously announced budget of $28.0 million. Growth capital expenditures in the quarter were $19.4 million compared to $12.8 million in 2006. The previously announced growth capital budget of $120.0 million for 2007 has been reduced by $15.0 million to $105.0 million, eliminating additional Drill Site growth capital investments at this time.

The unfavourable weather and temporary market weakness in Q2 in western Canada have not altered Newalta's strategy to continue to deliver strong growth across its national facility network. Management continues to see organic and acquisition based growth opportunities in all of its markets, and remains committed to make quality investments in its people and infrastructure to build long-term value for investors.

Newalta is continuing to pursue acquisitions to establish a greater presence in its core markets, executing four acquisitions during the quarter and one subsequent to the quarter. The combined transaction value was $35.7 million. On a trailing twelve month basis the total revenue for the acquired businesses was approximately $33.0 million with EBITDA of approximately $9.4 million.

Newalta's credit facility was renewed at June 30, 2007 with no changes to the facility. Newalta is within its covenant requirements with a funded debt to EBITDA ratio of 1.69:1, working capital of 2.04:1 and unused capacity on the credit facilities of $43.8 million, net of outstanding letters of credit.

In June 2007, the legislation from the Minister of Finance (Canada) relating to the taxation of income trusts was enacted. This legislation will result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and will result in less after-tax cash being available for payment to all holders of trust units. As an existing Canadian mutual fund trust, the Fund anticipates it will not be subject to these proposed measures until January 2011. Management has determined that there is no immediate impact on the Fund's results. Under the legislation, the existing tax treatment of distributions will remain in effect during the four-year grace period to 2011, provided Newalta is not in breach of the related "undue growth" rules discussed later in this MD&A. Management has withdrawn its advance tax ruling request in respect of the previously announced internal reorganization. The investment in growth capital in 2006 has eliminated all estimated cash taxes payable for 2007 and substantially all in 2008. Management continues to review new information as it becomes available. As such, the Board of Trustees' current strategy is to maintain distributions at current levels, with any excess cash to be directed to growth capital investments.

RESULTS OF OPERATIONS

Second quarter revenue increased $15.5 million, or 16%, to $111.6 million compared to $96.1 million in 2006. On a year-to-date basis revenue increased $31.2 million, or 16%, to $229.4 million compared to $198.2 million for the same period in 2006. The majority of both the current quarter and year-to-date revenue growth relates to acquisitions completed in Québec and Atlantic Canada in the second half of 2006. EBITDA on a trailing twelve month basis from continuing operations is consistent year-over-year. Operating expenses, as a percentage of revenue, increased to 74% in the three months ended June 30, 2007 and averaged 71% of year-to-date revenue. These ratios increased compared to the second quarter of 2006 in which operating expenses were 65% and 62% of last year's year-to-date revenue. Consistent with the increase in operating costs, funds from operations decreased 48% to $12.0 million for the three months ended June 30, 2007 and 34% to $34.6 million for the six months ended June 30, 2007.

Cash available for growth and distributions for the second quarter decreased 56% to $8.5 million, or $0.21 per unit, compared to $19.3 million, or $0.53 per unit, in 2006. The decrease in cash available for growth and distributions was a direct result of the weakened natural gas drilling and a wetter spring breakup season. On a year-to-date basis, cash available for distribution has decreased 35% to $30.2 million compared with $46.5 million in 2006. Maintenance capital expenditures are not incurred evenly throughout the year and are dependent on factors which include seasonality and activity levels. Maintenance capital expenditures in the second quarter were $5.0 million compared to $6.3 million last year. For the year, management has reduced its maintenance capital forecast from the previously announced budget of $28.0 million to $20.0 million for 2007, reflecting lower equipment utilization rates. For the three months ended June 30, 2007, cash distributed increased 16% to $19.0 million compared to $16.4 million in 2006. Cash distributed for the first half of the year in 2007 increased 36% over the first half of 2006 to $37.7 million, due to an increase in monthly distributions effective in May of 2006 and a higher number of trust units outstanding. Cash distributed as a percentage of cash available for growth and distributions for the second quarter was 223% compared with 85% in the same period of 2006. Due to the seasonality of the business, unitholders should expect the ratio of cash distributed to cash available for distribution to vary significantly on a quarterly basis. Typically the second quarter represents the highest ratio of cash distributed to cash available for distribution, as cash generated from operations is weakest in the second quarter due to seasonal variations in the operations. On a trailing twelve month basis, the ratio of cash distributed to cash available for distributions is 98%, which is consistent with management's expectations given the weak market conditions during this period.

The Board of Trustees has historically targeted declared distributions to be 80% of cash available for growth and distributions. This policy is intended to maintain a level of distributions that are reliable and sustainable for the longer term. This target was set in order to provide flexibility in circumstances when there is a downturn in overall performance. Declared distributions and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions. Notwithstanding the current ratios of 263% and 111% for the second quarter of 2007 and the trailing twelve month period, the Board of Trustees has maintained the monthly distribution of $0.185 per unit in anticipation of a return to historical levels of oilfield waste volumes received by Newalta and recovered crude oil sales for Newalta's account.

WESTERN

Western operates 50 facilities with over 900 people in British Columbia, Alberta and Saskatchewan and comprises three business units: Oilfield, Drill Site and Industrial. The division is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services to customers. For the second quarter Western accounted for 62% of Newalta's total assets, generated 67% of Newalta's revenue and 78% of Newalta's combined net margin in the second quarter of 2007 compared with 71%, 81% and 90% respectively for the same period in 2006.

Below is a chart of key services provided by each business unit within Western:

Oilfield	Drill Site	Industrial
Waste processing at 31 facilities	Operates 2 facilities	Waste processing at 17 facilities
Crude oil recovery	Pre-drilling assessments	Mobile onsite services
Water recycling	Drilling waste management	Product recovery from wastes
Custom treating	Solids control unit rentals	Sale of recovered products as:
Clean oil terminalling	Cuttings management unit rentals	-base oils
Water disposal	Drilling fluid sales and service	- refinery feedstock

Landfills	Post-drilling remediation	- industrial fuels
Onsite services	Well abandonment	- carrier fluids (e.g. drilling oil)

Western's performance is affected by the state of the economy in western Canada, the amount of waste generated by crude oil producers, natural gas drilling activity as well as the strength of the oil and gas, mining, forestry and transportation industries. In addition, seasonality and the contributions from investments in growth capital and acquisitions can cause fluctuations in quarter-to-quarter results. The Oilfield business unit contributes approximately 50% of Western's total revenue with Drill Site and Industrial each contributing approximately 25%.

The second quarter is seasonally the Western division's weakest quarter due to spring breakup conditions which bring about road bans, reducing the ability to access well sites for both producing well workovers and to perform natural gas drilling activities. This in turn leads to less waste being transported and delivered to the division's fixed facility network. Western's overall performance was down significantly compared to the second quarter of last year. However, in 2006, the period from January through to September reflected a record year of activity in the western Canadian sedimentary basin. Natural gas drilling activity declined in the second half of 2006 and remained weak throughout the first six months of 2007. Current natural gas pricing is expected to result in drilling rig utilization and market activity being at depressed levels for the remainder of 2007. The following table compares the Q2 2007 and YTD 2007 results to Q2 2006 and YTD 2006:

($000s)	Q2 2007	Q2 2006	% Change	YTD 2007	YTD 2006	% Change
Revenue – external	75,201	77,686	(3)	163,906	164,106	-
Revenue – internal	433	-	100	433	-	100
Operating costs	55,593	48,764	14	112,780	97,672	15
Amortization and accretion	4,292	5,089	(16)	9,425	10,109	(7)
Net margin	15,749	23,833	(34)	42,134	56,325	(25)
Net margin as % of revenue	21	31	(32)	26	34	(24)
Maintenance capital	3,171	4,231	(25)	3,661	5,678	(36)
Growth capital	7,829	7,673	2	13,499	15,912	(15)

In the Oilfield business unit, clean oil treating and terminalling, satellites, partnerships, heavy oil and landfill performance was comparable to 2006, while on-site services improved. The $8.1 million decrease in Western's net margin was attributable to reduced recovered crude oil revenue at Newalta's conventional oilfield facilities combined with the reduced demand in services in the Drill Site business unit. Wastes generated from well workovers are a significant source of volumes to Newalta's conventional oilfield facility network. These wastes also contain a relatively high proportion of crude oil recoverable by centrifugation. Wet weather in the quarter reduced service rig activity and, therefore, resulted in reduced well workovers. This in turn, resulted in reduced waste volumes at our facilities. In the second quarter, waste volumes were down approximately 17%. This decline was partially offset by an average waste price improvement of approximately 7%. The reduction in waste volumes resulted in a decline in the volume of crude oil recovered to Newalta's account of 21% from 110,943 barrels last year to 87,236 barrels this year. In addition, the price received for oil sold in the quarter was down 17% from $66.24 per barrel in 2006 to $54.83 per barrel in 2007. On a year-to-date basis, compared to last year, recovered crude oil volumes are down 19% (213,615 barrels in 2006 to 172,953 barrels in 2007) and average oil prices received were down 7% ($60.59/barrel to $56.33/barrel). The decline in crude oil sales compared to last year on a three and six month basis is $3.4 million and $5.0 million, respectively. In the first half of 2007, approximately 33,000 barrels recovered were sold under a storage agreement with a customer resulting in the deferral of approximately $1.8 million in revenue and net margin of $1.0 million to the third quarter of 2007. In July, service rig utilization rates have returned to normal levels.

The table below reflects the changes in the Drill Site business unit's fleet sizes and utilization rates for the current quarter and the first half of 2007 compared to their respective prior year periods:

	Q2 2007	Q2 2006	% Change	YTD 2007	YTD 2006	% Change
Fleet Size						
Equipment in Canada	118	122	(3)	118	118	-

Equipment in the U.S.	19	2	850	14	2	600
Total Drill Site rental equipment	137	124	10	132	120	10
Utilization rates						
Total Drill Site rental equipment	16%	43%	(63)	22%	58%	(65)

In the fourth quarter of 2005 and the first half of 2006, investments were made to expand the fleet. The performance of the Drill Site business unit was down substantially compared to last year as equipment utilization rates declined from 43% in 2006 to only 16% in 2007. In the quarter, the Drill Site business unit operated below breakeven levels. Current natural gas pricing is expected to result in drilling rig utilization and market activity being at depressed levels for the remainder of 2007. By the second quarter Newalta had a total of 19 units in the mid-western United States and Texas and 118 units in Canada. Equipment utilization rates of approximately 75% were achieved in the U.S. markets. In Canada, utilization rates were approximately 10% in the second quarter. Management will continue to optimize utilization of its Drill Site rental equipment fleet while still maintaining a solid base of assets in Canadian markets poised to capitalize on improvements in natural gas drilling activity in western Canada.

The Industrial business unit's oil recycling operations delivered strong growth in the quarter with product sales volumes up 23% and product prices increasing 4%, resulting in an overall 28% revenue improvement. The performance of the service centres in British Columbia improved modestly year-over-year. The performance at the Alberta facilities was significantly impacted, year-over-year, by lower waste volumes as a result of wet weather. Compared to the first quarter of 2007, activity levels and performance in the Industrial business unit increased consistent with the normal seasonality of the business where the first quarter is typically the weakest quarter.

During the quarter, Western added to its filtration services through the acquisition of the operating assets of Panaco Fluid Filtration Systems Ltd. effective April 1, 2007. Subsequent to the second quarter, the operating assets of New West Fluid Management Inc. were acquired which will extend Newalta's ability to expand abandonment and site restoration services to its drilling waste customers. The details of these acquisitions are outlined below:

Acquisition Date	Business Assets Acquired	Location	Purchase Price ($)	Description of Acquired Assets
April 1, 2007	Panaco Fluid Filtration Systems Ltd.	Rocky Mountain House, Alberta	5.9 million	- 15 people - Deliver onsite fluid filtration services to refinerires and gas plants as well as oil and gas exploration drilling locations
July 5, 2007	New West Fluid Management Inc.	Medicine Hat, Alberta	9.7 million	- 30 people and 12 technical field consultants - Site remediation and abandonment - Fleet of 15 vacuum trucks
Total Western Acquisitions			**15.6 million**	

Maintenance capital expenditures decreased by $1.1 million when compared with the second quarter of 2006 and by $2.0 million for the first half of 2007. The lower maintenance capital required is a reflection of the lower utilization of the assets in 2007 compared to record rates in 2006. Growth capital expenditures of $7.8 million in the quarter consisted primarily of productivity improvements at Oilfield facilities. Year-to-date growth capital spending for Western was $13.5 million.

Newalta's strategy remains unchanged in the face of seasonal and market weakness in western Canada. The outlook for Western's Oilfield and Industrial business units is positive heading into the seasonally stronger third and fourth quarters, while the Drill Site business unit will continue to be impacted by the weak natural gas drilling market. Newalta's management will continue to exploit opportunities to improve the utilization of assets by moving additional units into areas with the highest demand levels.

EASTERN

Eastern was created upon the acquisition of PSC Industrial Services Canada Inc. ("PSC Canada") in January 2006 with operations in Ontario and the subsequent expansion into Québec and Atlantic Canada in the second half of 2006. Eastern provides industrial waste management and other environmental services to markets located in eastern Canada through its integrated network of high quality facilities. This network features an engineered non-hazardous solid waste landfill that handles approximately 600,000 tonnes of waste per year and, based on current volumes, has an estimated remaining life of 13 years at June 30, 2007. The division's network also includes industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and onsite processing; and an emergency response service. Eastern's performance is impacted by the general state of the economy in eastern Canada, and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, and specific market conditions in the manufacturing and automotive sectors. Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations with respect to the treatment of industrial waste ("LDR"), scarce landfill capacity in the Province of Ontario and the growing trend towards outsourcing of waste management activities. The addition of Eastern has diversified Newalta's services and reduced exposure to commodity prices and natural gas drilling activity, thereby promoting greater stability of funds from operations and, therefore distributions to unitholders. In the second quarter, Eastern accounted for approximately 32% of Newalta's total assets, generated 33% of Newalta's total revenue and 22% of Newalta's combined net margin compared with 25%, 19% and 10% respectively, in the same period in 2006.

The performance of Eastern in the second quarter was consistent with expectations. Revenue was almost double last year and net margin increased 72% compared to the same period in 2006. The decrease in net margin as a percentage of revenue is due to the change in the business mix from acquisitions completed in the second half of 2006. The increase in Eastern's year-over-year revenue and net margin for both the quarter and the first half of 2007 was attributable to the contributions of the acquisitions completed in the second half of 2006 and to organic growth in Ontario. Eastern's revenue is derived approximately 60% from the Ontario business unit and 40% from the Québec/Atlantic Canada business unit. The results in Eastern in the second quarter are consistent with the seasonality of the business. The division enters the third quarter, its seasonally strongest quarter, well positioned in its markets.

The table below compares the second quarter and first half of 2007 results to the same periods in 2006:

($000s)	Q2 2007	Q2 2006	% Change	YTD 2007	YTD 2006	% Change
Revenue – external	**36,304**	18,396	97	**64,912**	34,140	90
Revenue – internal	**-**	-	-	**-**	-	-
Operating costs	**27,828**	13,481	106	**50,155**	25,210	99
Amortization and accretion	**4,016**	2,316	73	**7,463**	4,447	68
Net margin – continuing operations	**4,460**	2,599	72	**7,294**	4,483	63
Net margin as % of revenue	**12**	14	(14)	**11**	13	(15)
Net margin – discontinued operations	**-**	1,472	(100)	**-**	1,657	(100)
Maintenance capital	**1,586**	1,821	(13)	**1,785**	2,082	(14)
Growth capital	**5,821**	1,502	288	**11,014**	2,570	329

The Ontario business unit delivered higher revenues for both the quarter and the six months ended June 30, 2007. In the second quarter, landfill volumes improved 36% which were partially offset with a modest average price decrease, due to special pricing on two large projects. The performance of the service centers reflected lower waste receipts due to continued weakness in the automotive and other manufacturing industries, which were mostly offset by price increases. Overall, the Ontario business unit revenue was up 10% compared to the prior year.

The Québec/Atlantic Canada business unit was established in the second half of 2006 through five acquisitions. The integration has proceeded smoothly and operating results are consistent with management's expectations for the trailing twelve months. In 2007, Newalta has added top calibre talent to complement the core management group. The 2007 capital program was finalized in the first quarter and construction is underway to position the business unit for growth in 2008.

During the quarter, management identified and executed three asset acquisitions to increase geographic reach and market penetration in Ontario, Québec and New Brunswick. The results of operations of the acquisitions outlined in the table below have only been reflected in Newalta's results from the acquisition dates. As such, management anticipates continued growth for these business units in the second half of 2007 as these assets are integrated into operations:

Acquisition Date	Business Assets Acquired	Location	Purchase Price ($)	Description of Acquired Assets
May 1, 2007	3 private firms collectively referred to as Groupe Envirex	Québec	7.9 million	- Four centrifuges servicing the Québec refinery and petrochemical market - Eight vacuum trucks and pressure washers - Household waste, small industrial waste generator and soil treatment business
May 1, 2007	EcoloSite Inc.	Ontario	3.0 million	- One facility - 13 people - Mobile onsite treatment services
June 1, 2007	Eastern Environmental Inc.	New Brunswick	9.2 million	- Transfer station and processing facility in Sussex, New Brunswick - 30 people - Satellite office in Bedford, Nova Scotia
Total Eastern Acquisitions			**20.1 million**	

The outlook for the remainder of the year for Eastern remains positive as the third and fourth quarters are the seasonally strongest for this division. Management's priorities for Ontario are capturing growth through market penetration and improving returns through pricing improvements at all facilities as well as the timely execution of capital projects for internal growth.

CORPORATE AND OTHER

($000s)	Q2 2007	Q2 2006	% Change	YTD 2007	YTD 2006	% Change
Selling, general and administrative expenses	**13,006**	10,584	23	**25,525**	20,198	26
as a % of revenue	**11.7**	11.0	6	**11.1**	10.2	9
Amortization and accretion	**9,180**	7,885	16	**19,013**	15,467	23
as a % of revenue	**8.2**	8.2	-	**8.3**	7.8	6
Interest expense	**2,632**	1,005	162	**4,938**	3,863	28

The increase in selling, general and administrative ("SG&A") expenses was due primarily to staff additions to strengthen the organization to manage growth. SG&A is also affected by operating costs associated with the maintenance of the new financial information system implemented in 2007. Management's objective for SG&A is to maintain these expenses at 10%, or less, of revenue for the year.

The increase in amortization was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, amortization and accretion have remained consistent year-over-year. Going forward, this ratio should increase modestly as the second quarter amortization and accretion expense included a $1.1 million gain on the sale of the business of certain non-core assets in Western.

The increase in interest expense for both the three and six months ended June 30, 2007 compared to the same periods in 2006 is due to an increase in the average debt level. At June 30, 2007, long term debt was $196.1 million compared with $166.3 million at December 31, 2006. The average debt level increase is the result of current year acquisitions totalling $26.0 million, growth capital initiatives totalling $33.5 million year-to-date as well as the funding of working capital outstanding at year end and distributions in excess of current period cash flow. These were offset in part by the proceeds from the equity financing that was completed in January 2007 pursuant to which the Fund issued 3.0 million trust units at $26.10 per unit for net proceeds of $74.1 million. Newalta's working capital ratio remained healthy at 2.04:1 at June 30, 2007 compared with 2.24:1 at March 31, 2007 and 1.37:1 at December 31, 2006.

A current tax expense of $0.5 million was recorded in the quarter compared to current income tax recovery of $0.2 million in 2006. The increased expense is due to Newalta's higher capitalization in 2007 compared to 2006 and increased size of operations in eastern Canada, resulting in higher provincial capital taxes. Based on projected levels of capital spending and anticipated earnings, Newalta is not expected to pay cash taxes until 2008 at the earliest, with the exception of U.S. federal, state and Canadian provincial capital taxes. Future income tax recoveries year-to-date were flat at $2.9 million. In the quarter, future income tax recoveries were lower than 2006, because the second quarter of 2006 reflected the impact of future tax rate reductions substantively enacted in that quarter.

On October 31, 2006, the Minister of Finance (Canada) announced certain proposals which, if enacted, would result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and limited partnerships, and will result in less after-tax cash being available for payment to all holders of trust units. The legislation was enacted on June 22, 2007. The was no immediate impact on the Fund's interim consolidated financial statements. For further information about the impact on future income taxes please refer to **CRITICAL ACCOUNTING ESTIMATES – FUTURE INCOME TAXES** in this MD&A.

Management uses operating income as an indicator of the net investment performance of the Fund. For the second quarter of 2007, operating income decreased by 74% to $3.8 million from $14.4 million in the second quarter of last year. For the second quarter of 2007, operating income, as a percentage of revenue, was 3% compared to 15% of the same period in 2006. On a year-to-date basis operating income was $17.5 million, down 51% from $35.8 million in 2006. As a percentage of revenue, operating income in the first half of 2007 was 8% compared to 18% for the same period in 2006. The decrease was attributable to lower revenue for the Western division and changes in the business mix due to acquisitions completed in the second half of 2006 in eastern Canada, with lower net margins but more stable revenue streams than oil and gas related services.

As at August 8, 2007, the Fund had 40,532,153 trust units outstanding and outstanding rights to acquire up to 2,321,925 trust units.

SUMMARY OF QUARTERLY RESULTS

(unaudited)	2007		2006				2005	
($000s except per unit data)	Q2	Q1	Q4	Q3	Q2	Q1[1]	Q4	Q3
Revenue	111,594	117,837	122,498	120,297	96,082	102,162	86,663	65,900
Operating income	3,799	13,665	16,209	24,846	14,363	21,445	18,862	17,894
Net earnings	6,716	12,966	15,356	20,136	22,685	17,388	14,445	14,394
Continuing Operations	6,716	12,966	15,528	20,136	21,213	17,175	14,445	14,394
Discontinued Operations	-	-	(172)	-	1,472	213	-	-
Earnings per unit ($)	0.17	0.33	0.42	0.55	0.62	0.56	0.51	0.52
Continuing Operations	0.17	0.33	0.42	0.55	0.58	0.55	0.51	0.52
Discontinued Operations	-	-	(0.00)	-	0.04	0.01	-	-
Diluted earnings per unit ($)	0.16	0.33	0.41	0.54	0.61	0.54	0.50	0.51
Continuing Operations	0.16	0.33	0.41	0.54	0.57	0.54	0.50	0.51
Discontinued Operations	-	-	(0.00)	-	0.04	0.00	-	-
Weighted average units – basic	40,361	39,209	36,860	36,734	36,381	31,291	28,597	27,716
Weighted average units – diluted	40,562	39,445	37,282	37,279	37,000	31,917	29,066	28,190

1 The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.

Quarterly performance is affected by seasonal variation as described below. However, in the past eight quarters this is difficult to assess due to the aggressive acquisition and internal growth capital program pursued by Newalta during that time. The increases in revenue, operating income and net earnings in Q3 and Q4 of 2005 were driven primarily by growth in the Western division. Two-thirds of the revenue growth in Western was attributable to Drill Site related acquisitions and growth in onsite services, satellites and partnerships consistent with the investments in these services in 2004 and 2005. Additional revenue growth was attributable to strong activity levels and demand for services which led to increases in waste processing volumes and higher crude oil sales. In the latter portion of 2005, operating income declined as a percentage of revenue mostly due to changes in the business mix from the expansion of Drill Site services.

In 2006, the first and second quarter performance increased mainly as a result of continued high demand in the Western division as well as the acquisition of PSC Canada forming the Eastern division. The PSC Canada acquisition added approximately $20 million in revenue each quarter in 2006. The net decrease in revenue and operating income from Q1 to Q2 in 2006 predominantly reflects the seasonality of the natural gas drilling services market and industry activity levels. Net earnings in Q2 of 2006 were positively impacted by an $8.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. Revenue in the third and fourth quarters of 2006 increased as a result of acquisitions completed in Québec and Atlantic Canada in both quarters. Net earnings for the third quarter were improved over the second quarter once the effect of the future income tax recovery is removed from the second quarter results. The fourth quarter saw a decrease in net earnings due to the decrease in the demand for Drill Site services consistent with the 40% drop in overall drilling activity when compared to the same period in 2005. The increase in the weighted average number of trust units in the second quarter was mainly attributable to the 7.0 million trust units issued as a result of the equity financing completed in March 2006.

In 2007, Western has endured a weak natural gas drilling environment during the first quarter which was followed by continued weakness in the second quarter further compounded by the spring breakup road bans and an extended wet season preventing the transportation of waste from well workovers and therefore reducing processing volumes. This resulted in lower revenue, earnings and operating income. In January of 2007, the Fund issued 3.0 million trust units for net proceeds of $74.1 million, which accounts for the majority of the increase in trust units outstanding from Q4 2006 to Q1 2007.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern divisions are affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital.

For Western's Drill Site services, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, first quarter revenue has ranged from 17% to 25% of annual revenue, second quarter revenue has ranged from 19% to 25%, revenue from the third quarter has ranged from 26% to 30% and finally fourth quarter revenue has ranged from 26% to 35%.

Eastern's services are curtailed by colder weather in the first quarter, which is typically its weakest quarter. Aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information that management obtained for the recent acquisitions, it is estimated that first quarter revenue is typically 16 to 18% of annual revenue, second quarter revenue is estimated to be approximately 20 to 25%, the revenue for the third quarter is estimated to be between 28% to 32% and, finally, fourth quarter revenue is estimated to be approximately 24% to 29% of annual revenue.

Cash available for growth and distributions is directly impacted by maintenance capital expenditures, which are not incurred evenly throughout the year. For 2007, maintenance capital expenditures incurred as a percentage of the expected annual expenditures were approximately 4% in the first quarter, 25% in the second quarter and are expected to be approximately 49% in the third quarter and 22% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which a company's assets can be converted into cash as well as cash on hand. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

The Fund's net working capital was $78.8 million at June 30, 2007 compared with $81.0 at March 31, 2007 and $36.1 million at December 31, 2006. At current activity levels, working capital of $78.8 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry. Despite the current natural gas drilling industry conditions, management views the credit risk to be normal. A measure used by the Fund as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at June 30, 2007 reflected that Newalta has sufficient assets to cover its current liabilities by 2.04 times (at December 31, 2006 and March 31, 2007 the ratio was 1.37 times and 2.24 times respectively). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against Newalta's credit facilities and the issuance of trust units from treasury. Newalta's primary uses of funds are operational and administrative expenses, maintenance and growth capital spending, distributions and acquisitions.

The following table reflects that the Fund uses funds from operations to source financing for its maintenance capital and asset retirement expenditures. The residual of this is considered by management to be the amount of cash available for growth and distributions.

($000s)	Q2 2007	Q2 2006	YTD 2007	YTD 2006	Trailing 12 months
Cash from (used in) operations	17,324	30,045	12,054	58,633	66,128
Add back (deduct):					
Increase (decrease) in working capital	(5,439)	(7,333)	22,134	(6,934)	27,417
Asset retirement costs incurred	299	364	497	566	1,250
Funds from operations (A)	12,184	23,076	34,685	52,265	94,795
Maintenance capital	(5,019)	(6,329)	(5,750)	(8,173)	(18,655)
Asset retirement costs incurred	(299)	(364)	(497)	(566)	(1,250)
Proceeds on sale of capital assets	1,654	204	1,715	266	1,901
Proceeds on sale of discontinued operations	-	2,672	-	2,672	2
Cash available for growth and distributions (B)	8,520	19,259	30,153	46,464	76,793
Cash distributed (C)	(18,983)	(16,386)	(37,707)	(27,729)	(75,333)
(Used) Unused cash	(10,463)	2,873	(7,554)	18,735	1,460
(C) / (A) =	156%	71%	109%	53%	79%
(C) / (B) =	223%	85%	125%	60%	98%

On a per unit basis Newalta declared monthly distributions of $0.185 to unitholders from January through June 2007 or $2.22 annually. In 2006, monthly distributions declared were $0.165 per month from January to April and $0.185 for the remainder of the year. The Board of Trustees' is maintaining distributions at current levels.

The ratio of cash distributed as a percentage of cash available for growth and distributions in the second quarter was 223% compared with 85% in the same period last year. The increase in this ratio is mainly attributable to lower cash generated from operations in 2007 than in 2006. In addition, the increase in the number of units compounded this decrease in funds through the issuance of 7.0 million trust units pursuant to the March 2006 equity financing and the 3.0 million trust units issued in the January 2007 equity financing. The second quarter is typically Newalta's weakest quarter and therefore this ratio is expected to be higher than other quarters. Year-to-date the ratio was 125%. On a trailing twelve month basis, the ratio of cash distributed to cash available for distributions is 98%, which is consistent with management's expectations given the weak market conditions during this period, and the long-term objective of the Fund's distribution policy to maintain distributions levels through commodity price and market cyclicality. Maintenance capital expenditures in the second quarter of 2007 decreased compared to the prior year reflecting reduced maintenance required mainly due to lower equipment utilization rates in 2007. Consistent with the lower equipment utilization levels, management has revised its estimate of total annual maintenance capital expenditures down to $20.0 million from the previously announced $28.0 million.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

	Three months ended June 30,		Year Ended December 31		
($000s)	2007	2006	2006	2005	2004
Cash flow generated from operating activities	17,324	30,045	111,963	71,732	49,718
Distributions declared	(22,413)	(19,482)	(75,923)	(49,602)	(39,659)
Cash excess (shortfall)	(5,089)	10,563	36,040	22,130	10,059
Net earnings	6,716	22,685	75,565	46,978	36,205
Distributions declared	(22,413)	(19,482)	(75,923)	(49,602)	(39,659)
Net earnings (shortfall) excess	(15,697)	3,203	(358)	(2,624)	(3,454)

Cash flow generated from operating activities for the three months ended June 30, 2007 was significantly reduced due to a weaker than normal second quarter in the Western division compared to the same period in 2006. The lower service rig activity impact is anticipated to be short term as service rig activity has returned to normal levels in July of 2007. Weak natural gas drilling activity seen in the first half of 2006 will continue to impact results. In the interim period, Newalta has funded the shortfall of cash and net earnings over distributions through financing obtained through $3.4 million in distributions declared which were reinvested by unitholders through the DRIP program and funds raised through an equity financing completed at the end of January pursuant to which the Fund issued 3.0 million trust units for net proceeds of $74.1 million. As previously discussed, the Fund's cash flow and net income are subject to seasonal variations. The second quarter of the year tends to be the weakest quarter for the company as a whole and especially for the Western division. For a discussion of the annual trends please refer to page 14 of the Fund's Management's Discussion and Analysis for the year ended December 31, 2006.

Total capital expenditures for the current year and comparative periods are summarized as follows:

($000s)	Q2 2007	Q2 2006	YTD 2007	YTD 2006
Growth capital	19,358	12,805	33,488	24,800
Acquisitions	25,997	18,804	25,997	139,209
Total growth capital and acquisitions	45,355	31,609	59,485	164,009
Maintenance capital	5,019	6,329	5,750	8,173
Total acquisitions and capital expenditures	50,374	37,938	65,235	172,182

Growth capital expenditures consisted primarily of productivity improvements at several facilities, additional centrifuges and investments in information technology and infrastructure. A total of $120.0 million in growth capital investments was originally budgeted for 2007. Management has revised this amount to $105.0 million, eliminating additional Drill Site growth capital investments at this time. The 2007 growth capital program includes $26.0 million in corporate investments that primarily relate to the implementation of a new information technology system throughout Canada and approximately $10.0 million in leasehold improvements (before tenant improvement recoveries) for the new corporate head office which is expected to be completed in the fourth quarter of 2007. The remaining $79.0 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Western and Eastern. Growth expenditures will be funded from retained cash, if any, and the credit facility of the Corporation.

Newalta's credit facility agreement was extended to June 28, 2008, with the same limits and terms, pursuant to the annual review completed as of June 30, 2007. The credit facilities comprise a $35.0 million operating facility for working capital requirements and a $245.0 million extendible term credit facility to fund growth capital, acquisition expenditures and letters of credit. The operating and term credit facilities are subject to an annual review and extension. An extension is anticipated, however, if an extension is not granted, principal repayments would not begin until May 2009 on the operating facility and August 2009 on the extendible term facility.

As at June 30, 2007, the Fund had drawn $196.1 on its credit facilities compared to $166.3 million outstanding at December 31, 2006, an increase of $29.8 million. The reason for the increase was due to recent acquisitions completed for a total of $26.0 million, growth capital to date of $33.5 million as well as the financing of working capital and distributions in excess of cash flow for the period. These were offset by an equity financing completed in January 2007 pursuant to which the Fund issued 3.0 million trust units for net proceeds of $74.1 million..

Newalta is required to post either a letter of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be utilized unless Newalta were to default on its obligation to restore the lands to a condition acceptable by these authorities. At June 30, 2007, letters of credit and bonds provided as financial security to third parties totalled $51.8 million. Of this amount, $40.1 million is committed on the Corporation's credit facility which provides for $55.0 million in letters of credit. Bonds are not required to be offset against the borrowing amount available under the credit facility.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is within the financial ratio covenants under the credit facility as reflected in the table below:

Ratio	June 30, 2007	Threshold
Current Ratio[1]	2.04:1	1.20:1 minimum
Funded Debt to EBITDA[2]	1.69:1	2.25:1 maximum
Total Debt Service Coverage Ratio[3]	1.47:1	1.00:1 minimum

[1]Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long term debt and capital leases outstanding, if any).

[2]Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

[3]Total Debt Service Coverage Ratio means, on a consolidated basis for the six most recently completed quarters, the ratio of (i) EBITDA minus capital expenditures which exceed the net proceeds of trust units issued for the period, distributions paid to unitholders of the Fund and cash taxes paid to (ii) the aggregate of all scheduled principal payments, all payments required under capital leases and interest expense for such period.

In addition, the Fund is restricted from making distributions if the aggregate of all distributions made in the preceding six fiscal quarters exceeds the Distributable Cash Flow of the Fund for such six quarters. Distributable Cash Flow is defined by the credit facility agreement as net income plus future income taxes plus amortization and accretion less all debt service (other than debt service deducted in calculating net income for the period) and all unfunded capital expenditures for the period. Debt service is defined as all amounts required to be paid during the period in respect of debt, including without limitation, repayments of principal, interest expense and fees.

During the three and six months ended June 30, 2007, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total cost of these legal services during the three and six months ended June 30, 2007 was $0.1 million and $0.3 ($0.2 million and $0.6 million for the same period in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter and six months ended June 30, 2007 was $0.2 million and $1.0 million, respectively ($0.4 million and $0.9 million for the same period in 2006).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There have been no significant changes in the estimates used to prepare the asset retirement obligation in the first half of 2007 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2006.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires a valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management does not see any impairment in the goodwill balance recorded.

FUTURE INCOME TAXES

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On October 31, 2006, the Minister of Finance (Canada) ("Finance") announced proposed changes (the "2006 Proposed Changes") to the Tax Act, which modified the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders. On June 22, 2007, the draft legislation implementing the 12006 Proposed Changes received royal assent and was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax of 31.5%. Such distributions will be treated as dividends to the unitholders. There was no impact on the Fund at June 30, 2007 as a result of the enactment of the New Tax Legislation.

It is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011.

The New Tax Legislation permits "normal growth" for Newalta through the transitional period between October 31, 2006 and December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, a trust will be able to increase its equity capital each year during the transitional period by an amount equal to the greater of $50 million and a safe harbour amount. The safe harbour amount will be measured by reference to the trust's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion. The safe harbour for the intervening years up to 2011 will be as follows:

Time Period	Safe Harbour Limit (% of October 31, 2006 Market Capitalization)	Newalta's Market Capitalization ($)	Newalta's Safe Harbour Limit ($)
November 1, 2006 to December 31, 2007	40%	1.218 billion	487.2 million
2008	20%	1.218 billion	243.6 million
2009	20%	1.218 billion	243.6 million
2010	20%	1.218 billion	243.6 million
Total			1.218 billion

The safe harbour limits reflected above are subject to some restrictions:

- The annual safe harbour amounts are cumulative.
- New equity for these purposes includes units and debt that is convertible into units.
- Replacing debt of the Fund itself that was outstanding as of October 31, 2006 with new equity whether through a debenture conversion or otherwise, will not be considered growth for these purposes. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth. As of October 31, 2006, the Fund had no outstanding debt.
- An issuance by a trust of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person or partnership of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation, into that new equity.
- The merger of two or more trusts each of which was publicly-traded on October 31, 2006, or a reorganization of such a trust, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.

In addition, the 2006 Proposed Changes indicate states that the New Tax Legislation may be modified at any time with immediate effect to counter any structures which frustrate the policy objectives of the New Tax Legislation.

AMORTIZATION AND ACCRETION

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Estimates for the first six months of 2007 are consistent with those disclosed in the Management's Discussion and Analysis for the year ended December 31, 2006.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2007

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with CICA Handbook section 3862, Financial Instruments Disclosures and section 3863, Financial Instruments Presentations which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and section 3865, Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles. Section 1530 requires the Fund to present a new statement entitled Comprehensive Income. The new statement is included in the Fund's accompanying interim consolidated financial statements for the three and six months ended June 30, 2007 and 2006.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund. These risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7348.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments, but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the quarter and six months ended June 30, 2007, the Fund did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, the effectiveness of such controls.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7348.

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	June 30, 2007	December 31, 2006
Assets		
Current assets		
Accounts receivable	135,293	120,621
Inventories	12,666	9,238
Prepaid expenses and other	6,872	3,729
	154,831	133,588
Notes receivable	1,517	1,031
Capital assets	562,935	528,085
Intangible assets (Note 3)	51,105	50,062
Goodwill (Note 3)	98,978	90,078
	869,366	802,844
Liabilities		
Current liabilities		
Accounts payable	68,587	90,650
Distributions payable	7,490	6,834
	76,077	97,484
Long-term debt (Note 5)	196,071	166,271
Future income taxes (Note 6)	70,018	72,910
Asset retirement obligations (Note 11)	20,715	18,484
	362,881	355,149
Unitholders' Equity		
Unitholders' capital (Note 7)	478,564	394,601
Contributed surplus	1,033	1,226
Retained earnings	26,888	51,868
	506,485	447,695
	869,366	802,844

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME AND RETAINED EARNINGS

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
($000s except per unit data) (unaudited)	2007	2006	2007	2006
Revenue	111,594	96,082	229,431	198,246
Expenses				
Operating	82,988	62,245	162,502	122,882
Selling, general and administrative	13,006	10,584	25,525	20,198
Interest	2,632	1,005	4,938	3,863
Amortization and accretion	9,180	7,885	19,013	15,467
	107,806	81,719	211,978	162,410
Earnings before taxes	3,788	14,363	17,453	35,836
Provision for (recovery of) income taxes				
Current	461	(150)	663	216
Future	(3,389)	(6,700)	(2,892)	(2,796)
	(2,928)	(6,850)	(2,229)	(2,580)
Net earnings from continuing operations	6,716	21,213	19,682	38,416
Earnings from discontinued operations (Note 4)	-	1,472	-	1,657
Net earnings and comprehensive income	6,716	22,685	19,682	40,073
Retained earnings, beginning of period,	42,585	54,038	51,868	52,226
Distributions (Note 10)	(22,413)	(19,482)	(44,662)	(35,058)
Retained earnings, end of period	26,888	57,241	26,888	57,241
Earnings per unit from continuing operations (Note 9)	0.17	0.58	0.50	1.14
Earnings per unit from discontinued operations (Note 9)	-	0.04	-	0.05
Earnings per unit	0.17	0.62	0.50	1.19
Diluted earnings per unit from continuing operations (Note 9)	0.16	0.57	0.49	1.12
Diluted earnings per unit from discontinued operations (Note 9)	-	0.04	-	0.05
Diluted earnings per unit	0.16	0.61	0.49	1.17

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s) (unaudited)	For the Three Months Ended June 30, 2007	2006	For the Six Months Ended June 30, 2007	2006
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings from continuing operations	6,716	21,213	19,682	38,416
Items not requiring cash:				
Amortization and accretion	9,180	7,885	19,013	15,467
Future income taxes	(3,389)	(6,700)	(2,892)	(2,796)
Funds from discontinued operations (Note 4)	-	512	-	811
Other	(323)	166	(1,118)	367
	12,184	23,076	34,685	52,265
Decrease (increase) in non-cash working capital	5,439	7,333	(22,134)	6,934
Asset retirement costs incurred	(299)	(364)	(497)	(566)
	17,324	30,045	12,054	58,633
INVESTING ACTIVITIES				
Additions to capital assets	(24,954)	(18,476)	(57,323)	(34,868)
Net proceeds on sale of capital assets	1,654	204	1,715	266
Acquisitions (Note 3)	(25,260)	(13,804)	(25,260)	(127,034)
Proceeds on disposal of discontinued operations	-	2,672	-	2,672
	(48,560)	(29,404)	(80,868)	(158,964)
FINANCING ACTIVITIES				
Issuance of units	956	2,748	77,332	188,651
(Increase) decrease in debt	49,921	21,629	29,799	(52,024)
Settlement of acquired debt (Note 3)	(737)	(8,700)	(737)	(8,700)
Decrease in notes receivable	79	68	127	133
Distributions to unitholders (Note 10)	(18,983)	(16,386)	(37,707)	(27,729)
	31,236	(641)	68,814	100,331
Net cash inflow	-	-	-	-
Cash – beginning of period	-	-	-	-
Cash - end of period	-	-	-	-
Supplementary information:				
Interest paid	2,501	1,105	4,717	3,570
Income taxes paid	216	203	507	4,100

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

($000s except per unit data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

NOTE 1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Newalta. The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2006 as contained in the Annual Report for fiscal 2006.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2006 except as noted in the following paragraphs.

Accounting Changes

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with CICA Handbook section 3862, Financial Instruments - Disclosures and section 3863, Financial Instruments - Presentation which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance, and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Financial instruments

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners' sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories and measured as follows:

Category	Measurement
Held-for-trading	Fair value and changes in fair value are recognized in net income

Held-to-maturity investments	Amortized cost
Loans and receivables	Amortized cost
Available-for-sale financial assets	Fair value and changes in fair value are recorded in other comprehensive income until the instrument is derecognized or impaired
Other financial liabilities	Amortized cost

As a result of the adoption of these new standards, the Fund has classified its cash and cash equivalents as held-for-trading. Accounts receivable and notes receivable are classified as loans and receivables. Long-term debt, accounts payable and distributions payable are classified as other liabilities, all of which are measured at amortized cost. The Fund does not have any derivatives or embedded derivatives to report.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs associated with Other Liabilities have been expensed as incurred. The adoption of these new standards had no impact on the Fund's retained earnings or accumulated other comprehensive income as at January 1, 2007. The carrying values of financial assets and liabilities approximate their fair values.

Use of estimates and assumptions

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended June 30, 2007 and 2006.

NOTE 2. SEASONALITY OF OPERATIONS

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern division is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital investments.

For the Western division's ("Western") Drill Site services, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Western's services and, therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, first quarter revenue has ranged from 17% to 25% of annual revenue, second quarter revenue has ranged from 19% to 25%, revenue from the third quarter has ranged from 26% to 30% and finally fourth quarter revenue has ranged from 26% to 35%.

The Eastern division's ("Eastern") services are curtailed by colder weather in the first quarter, which is typically its weakest quarter. Aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information that management obtained for the recent acquisitions, it is estimated that first quarter revenue is typically approximately 16 to18% of annual revenue, second quarter revenue is approximately 20 to 25%, the revenue for the third quarter is between 28% to 32% and, finally, fourth quarter revenue is approximately 24% to 29% of annual revenue.

NOTE 3. ACQUISITIONS

a) On April 1, 2007, Western acquired all of the assets of Panaco Fluid Filtration Systems Ltd. ("Panaco") for a total purchase price of $5.9 million in cash. Panaco and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries and gas plants as well as oil and gas exploration drilling locations. Panaco provides services to western Canada and the United States.

Effective May 1, 2007, Eastern acquired the operating assets of three private entities (collectively referred to as Groupe Envirex, "Envirex") based out of Québec for a collective purchase price of $7.9 million in cash. This acquisition adds four centrifuges to Eastern servicing the Québec refinery and petrochemical market. The acquired operations include a fleet of eight vacuum trucks and pressure washers and a household waste, small industrial waste generator and soil treatment business.

Effective May 1, 2007, Eastern acquired a portion of the operating assets of EcoloSite Inc. ("EcoloSite"), based in London, Ontario, for a total purchase price of $3.0 million, comprised of $2.3 million in cash and the assumption of $0.7 million in debt. EcoloSite operates one facility with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.

The assets of Eastern Environmental Inc. were acquired by the Eastern division effective June 1, 2007 for a total purchase price of $9.2 million in cash. The acquired operations include 30 experienced people, a fleet of mobile services, a transfer station and processing facility located in Sussex, New Brunswick and a satellite office in Bedford, Nova Scotia.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	April 1, 2007	May 1, 2007	May 1, 2007	June 1, 2007	Total
Cash consideration	5,909	7,948	2,240	9,163	25,260
Debt assumed	-	-	737	-	737
Total Purchase Price	5,909	7,948	2,977	9,163	25,997
Net working capital	412	(52)	-	224	584
Capital assets:					
Land	45	800	-	202	1,047
Plant & equipment	2,252	4,600	2,413	3,757	13,022
Intangibles	500	1,000	-	1,000	2,500
Goodwill	2,700	1,600	580	4,020	8,900
Asset retirement obligations	-	-	(16)	(40)	(56)
	5,909	7,948	2,977	9,163	25,997

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions. The allocation of the purchase prices are subject to changes, as management obtains further information.

b) On January 6, 2006 the Fund, through a wholly-owned subsidiary, acquired all the shares of PSC Industrial Services Canada Inc. ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were set up as a separate division of Newalta, as described in Note 14. The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed is shown below.

On June 1, 2006, Western acquired all the issued and outstanding shares of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. (collectively "Treeline"). The consideration for this acquisition was comprised of $13,804 in cash and the issuance of 156,260 trust units at a value of $5,000. The two companies manage waste handling and abandonment operations for oil producers and drillers. Results are included from the closing date of June 1, 2006.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	January 6, 2006	June 1, 2006	Total
Deferred costs - paid in 2005	7,175	-	7,175
Cash paid in 2006	113,230	13,804	127,034
Equity issued	-	5,000	5,000
Total consideration	120,405	18,804	139,209
Net working capital	9,164	8,239	17,403
Debt acquired	-	(8,700)	(8,700)
Capital assets:			
Land	3,643	-	3,643
Plant & equipment	22,337	167	22,504
Landfill	71,187	-	71,187
Intangibles	34,600	-	34,600
Goodwill	15,239	18,956	34,195
Future income tax	(23,274)	142	(23,132)
Asset retirement obligations	(12,491)	-	(12,491)
	120,405	18,804	139,209

NOTE 4. DISCONTINUED OPERATIONS

On May 31, 2006, the Corporation disposed of a non-core industrial onsite cleaning services operation that was sold for total proceeds of $3,472 consisting of $2,672 in cash and an $800 non-interest bearing promissory note. The note receivable was valued on the balance sheet at its net present value of $748. The note was repayable in equal quarterly instalments of $135 until May 31, 2007 and the balance of the note was due on June 30, 2007. The full balance of the note receivable outstanding at June 30, 2007 was received in early July. The gain in the table below is reflected net of a disposition of the proportionate goodwill of $1.5 million. The following table sets forth the results of operations (excluding selling, general and administration costs and divisional administration costs), associated with the operations sold, for the three and six months ended June 30, 2006 that have been reclassified from the following accounts to earnings from discontinued operations :

	June 30, 2006	
	Three Months Ended	Six Months Ended
Revenue	2,349	5,408
Operating expenses	1,837	4,597
	512	811
Amortization and accretion	11	21
Future income tax	180	284
Gain on disposition (net of tax)	(1,151)	(1,151)
Earnings from discontinued operations	1,472	1,657

NOTE 5. LONG-TERM DEBT

	June 30, 2007	December 31, 2006
Extendible operating term facility	5,071	6,271
Extendible term facility	191,000	160,000
	196,071	166,271

Effective June 29, 2007, the Corporation's credit facilities which provide for a $35,000 extendible operating term facility and a $245,000 extendible term facility were extended for an additional year. The credit facility is secured principally by a general security agreement over the assets of the Corporation and its subsidiary NISI. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.0% to 1.75%. Both facilities bear interest at the lenders' prime rate plus 0.0% to 1.2%, or at the BA rate plus 1.1% to 2.0% depending on certain criteria. Both facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on June 28, 2008. If an extension is not granted, principal repayment of the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

The Fund is restricted from declaring distributions and distributing cash if the Corporation is in breach of its covenants. Newalta was not in breach of any of its covenants at June 30, 2007. In addition, the Fund is restricted from making distributions if the aggregate of all distributions made in preceding six fiscal quarters exceeds the Distributable Cash Flow of the Fund for such six quarters. Distributable Cash Flow is defined by the credit facility agreement as net income plus future income taxes plus amortization and accretion less all debt service (other than debt service deducted in calculating net income for the period) and all unfunded capital expenditures for the period. Debt service is defined as all amounts required to be paid during the period in respect of debt, including without limitation, repayments of principal, interest expense and fees.

NOTE 6. FUTURE INCOME TAXES

As disclosed in the Fund's annual consolidated financial statements for December 31, 2006, the Minister of Finance (Canada) issued draft legislation in December 2006, which would require income trusts such as Newalta to pay a 31.5% tax on distributions. In June 2007, Bill C-52 Budget Implementation Act, 2007 (the "New Tax Legislation") was enacted. As an existing income trust at the time of the announcement, the new distribution tax will apply to the Fund commencing in 2011. As a result of the New Tax Legislation, Newalta is required to reflect any previously unrecognized temporary differences in the consolidated financial statements of the Fund. Newalta has determined that there are no unrecognized temporary differences resulting from the new tax legislation.

NOTE 7. UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2005	**29,055**	**188,761**
Units issued	7,000	185,718
Units issued for acquisitions	215	6,900
Contributed surplus on rights exercised	-	500
Rights exercised	365	4,194
Units issued under the DRIP	307	8,528
Units outstanding as at December 31, 2006	**36,942**	**394,601**
Units issued	3,000	74,133
Contributed surplus on rights exercised	-	331
Rights exercised	286	3,199
Units issued under the DRIP	257	6,300
Units outstanding as at June 30, 2007	**40,485**	**478,564**

On January 26, 2007, the Fund issued 3,000,000 units through a bought deal equity financing at a price of $26.10 per unit for net proceeds of $74,133 after share issuance costs of $4,167.

On March 3, 2006, the Fund issued 7,000,000 units pursuant to a bought deal equity financing at a price of $28.00 per unit. Proceeds, net of issuance costs, were $185,718.

NOTE 8. RIGHTS TO ACQUIRE TRUST UNITS

On March 19, 2007, a total of 860,000 rights were granted to certain directors, officers, and employees of the Corporation. The rights were granted at the market price of $25.50 per unit. On May 17, 2007, a total of 110,000 rights were granted to certain officers and employees of the Corporation, at a market price of $25.19 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Trust Unit Rights Incentive Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was $15 for the three and six months ended June 30, 2007 ($3 for the same periods in 2006).

NOTE 9. EARNINGS PER UNIT

Basic per unit calculations for the three and six months ended June 30, 2007 and 2006 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights, if any. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three and six months ended June 30, 2007 was 1,535,000 and 704,375 (652,250 for both the three and six months periods ended in June 2006).

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Weighted average number of units	40,361	36,381	39,790	33,794
Net additional units if rights exercised	201	619	190	548
Diluted weighted average number of units	40,562	37,000	39,980	34,342

NOTE 10. UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Unitholder distributions declared	22,413	19,482	44,662	35,058
per unit - $	0.555	0.535	1.110	1.03
Unitholder distributions – paid in cash	18,983	16,386	37,707	27,729
Unitholder distributions – value paid in units	3,388	2,287	6,300	5,343
paid in cash – per unit $	0.470	0.452	0.948	0.847
issued units – per unit $	0.084	0.063	0.158	0.163

NOTE 11. RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The reconciliation of estimated and actual expenditures for the period is provided below:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Asset retirement obligations, beginning of period	18,694	18,089	18,484	5,468
Additional retirement obligations added through acquisitions	56	-	56	12,490
Additional retirement obligations added through development activities	664	-	664	-
Additional retirement obligations added through a change of estimate	1,182	-	1,182	-
Costs incurred to fulfill obligations	(299)	(364)	(497)	(566)
Accretion	418	422	826	753
Asset retirement obligations, end of period	20,715	18,147	20,715	18,147

NOTE 12. TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three and six month periods ended June 30, 2007 were $101 and $282 respectively ($197 and $588 for the same periods in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three and six months ended June 30, 2007 were $170 and $988 respectively ($408 and $860 for the same periods in 2006).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 13. COMMITMENTS

Letters of Guarantee and Surety Bonds

At June 30, 2007, the Corporation had issued Letters of Guarantee and Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $40,105 and $11,725 respectively.

NOTE 14. SEGMENTED INFORMATION

The Western division's 2006 comparative information in this note has been restated to reflect the organizational change in the Fund's operations. In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta has combined the previously reported Industrial and Oilfield divisions to form Western as services offered to customers in Oilfield and Industrial are similar and are sold to a similar customer base. Newalta has also merged or eliminated some senior management and sales positions. As such, the 2006 comparative information has been restated to combine the previously reported Oilfield and Industrial reportable segments.

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents drill cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment, which was established following the acquisition of PSC Canada in 2006, provides Industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended June 30, 2007

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	75,201	36,304	-	89	111,594
Inter segment revenue[1]	433	-	(433)	-	-
Operating expense	55,593	27,828	(433)	-	82,988
Amortization and accretion expense	4,292	4,016	-	872	9,180
Net margin	15,749	4,460	-	(783)	19,426
Selling, general and administrative	-	-	-	13,006	13,006
Interest expense	-	-	-	2,632	2,632
Operating income	15,749	4,460	-	(16,421)	3,788
Capital expenditures and acquisitions[2]	16,911	27,496	-	5,970	50,377
Goodwill	57,661	41,317	-	-	98,978
Total assets	541,300	278,590	-	49,476	869,366

For the Three Months Ended June 30, 2006

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	77,686	18,396	-	-	96,082
Inter segment revenue[1]	-	-	-	-	-
Operating expense	48,764	13,481	-	-	62,245
Amortization and accretion expense	5,089	2,316	-	480	7,885
Net margin	23,833	2,599	-	(480)	25,952
Selling, general and administrative	-	-	-	10,584	10,584
Interest expense	-	-	-	1,005	1,005
Operating income – continuing operations	23,833	2,599	-	(12,069)	14,363
Operating income – discontinued operations	-	1,472	-	-	1,472
Capital expenditures and acquisitions[2]	30,706	3,323	-	3,909	37,938
Goodwill	56,621	13,748	-	-	70,369
Total assets	469,563	167,017	-	27,201	663,781

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Includes capital asset additions and the purchase price of acquisitions.

[3] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

For the Six Months Ended June 30, 2007

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	163,906	64,912	-	613	229,431
Inter segment revenue[1]	433	-	(433)	-	-
Operating expense	112,780	50,155	(433)	-	162,502
Amortization and accretion expense	9,425	7,463	-	2,125	19,013
Net margin	42,134	7,294	-	(1,512)	47,916
Selling, general and administrative	-	-	-	25,525	25,525
Interest expense	-	-	-	4,938	4,938
Operating income	42,134	7,294	-	(31,975)	17,453
Capital expenditures and acquisitions[2]	23,072	32,887	-	9,279	65,238
Goodwill	57,661	41,317	-	-	98,978
Total assets	541,300	278,590	-	49,476	869,366

	For the Six Months Ended June 30, 2006				
	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	164,106	34,140	-	-	198,246
Inter segment revenue[1]	-	-	-	-	-
Operating expense	97,672	25,210	-	-	122,882
Amortization and accretion expense	10,109	4,447	-	911	15,467
Net margin	56,325	4,483	-	(911)	59,897
Selling, general and administrative	-	-	-	20,198	20,198
Interest expense	-	-	-	3,863	3,863
Operating income – continuing operations	56,325	4,483	-	(24,972)	35,836
Operating income – discontinued operations	-	1,657	-	-	1,657
Capital expenditures and acquisitions[2]	40,393	125,057	-	6,732	172,182
Goodwill	56,621	13,748	-	-	70,369
Total assets	469,563	167,017	-	27,201	663,781

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Includes capital asset additions and the purchase price of acquisitions.

[3] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

NEWALTA

Q2 » 2007
SECOND QUARTER REPORT

FINANCIAL AND OPERATING HIGHLIGHTS

- For the three and six months ended June 30, 2007, revenue improved 16% to $111.6 million and $229.4 million respectively, compared to 2006. Lower recovered crude oil revenue and reduced utilization of our Drill Site assets were partially offset by contributions from acquisitions in the Eastern division completed in the second half of 2006.
- Net earnings of $6.7 million and EBITDA[1] of $15.5 million decreased 70% and 37%, respectively for the second quarter, compared to 2006. Net earnings and EBITDA for the first six months of 2007, were down 51% and 28%, respectively, to $19.7 million and $40.8 million. On a trailing twelve month basis, EBITDA from continuing operations remained unchanged at $104.3 million from the prior year comparative period.
- In Western, abnormally wet weather in the quarter reduced well workovers which, in turn, resulted in reduced waste receipts and recovered crude oil volumes at the conventional oilfield facilities. Continued weak natural gas drilling activity in western Canada dramatically reduced the utilization of Western's drill site equipment. The overall performance of Western's other operations were at or above 2006 levels. Revenue for Western was relatively flat for both the three and six months ended June 30, 2007 compared to last year; however, net margin declined by $8.1 million in the quarter.
- Eastern's second quarter revenue and net margin[1] increased 97% to $36.3 million and 72% to $4.5 million respectively, compared with the same period last year. For the six months ended June 30, 2007, revenue and net margin increased 90% and 63% to $64.9 million and $7.3 million, respectively, compared to 2006. The improved quarterly performance for the division was mainly attributable to the acquisitions in Québec and Atlantic Canada that were completed in the second half of 2006. These operations have been successfully integrated and results are consistent with management's investment expectations. Performance in Ontario was higher compared to the second quarter of last year despite continued softening in the automotive and other manufacturing sectors. Eastern's performance in the second half of 2007 is expected to reflect traditionally strong seasonal markets.
- Maintenance capital expenditures in the quarter were $5.0 million or 21% lower than the second quarter in 2006. Consistent with lower equipment utilization rates, the previously announced 2007 maintenance capital expenditures budget of $28.0 million has been reduced by $8.0 million to $20.0 million. Growth capital expenditures in the quarter were $19.4 million compared to $12.8 million in 2006. The previously announced growth capital budget of $120.0 million for 2007 has also been reduced by $15.0 million to $105.0 million, eliminating and additional Drill Site growth investments at this time.

- Newalta is continuing to pursue acquisitions to establish a greater presence in its core markets. With experienced management in place, Newalta is evaluating acquisition opportunities and has targeted the most attractive businesses consistent with this strategy. Newalta executed four acquisitions during the quarter and one subsequent to the quarter. The combined transaction value was $35.7 million. On a trailing twelve month basis the total acquired revenue was approximately $33.0 million with EBITDA of approximately $9.4 million.
- Funds from operations[1] decreased 47% in the second quarter and 34% on a year-to-date basis to $12.2 million and $34.7 million. Unusually wet weather and reduced natural gas drilling activity levels in the Western division were the primary drivers of the decline.
- Cash available for growth and distributions[1] in the second quarter declined 56% to $8.5 million compared to $19.3 million for the same period in 2006. For the first six months of 2007, cash available for growth and distributions decreased 35% to $30.2 million.
- Newalta completed an equity financing on January 26, 2007 through the issuance of 3.0 million trust units at $26.10 per unit for total gross proceeds of $78.3 million ($74.1 million net).
- Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 1.69:1, working capital of 2.04:1 and unused capacity on the credit facilities of $43.8 million, net of outstanding letters of credit
- In June 2007, the legislation from the Minister of Finance (Canada) relating to the taxation of income trusts was enacted. This legislation will result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and will result in less after-tax cash being available for payment to all holders of trust units. As an existing Canadian mutual fund trust, the Fund anticipates it will not be subject to these proposed measures until January 2011. Management has determined that there is no immediate impact on the Fund's results. Under the legislation, the existing tax treatment of distributions will remain in effect during the four-year grace period to 2011, provided Newalta is not in breach of the related "undue growth" rules discussed later in this MD&A. Management has withdrawn its advance tax ruling request in respect of the previously announced internal reorganization. The investment in growth capital in 2006 has eliminated all estimated cash taxes payable for 2007 and substantially all in 2008. Management continues to review new information as it becomes available. As such, the Board of Trustees' current strategy is to maintain distributions at current levels, with any excess cash to be directed to growth capital investments.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data) (unaudited)	**Q2 2007**	Q2 2006	% Increase (Decrease)	**YTD 2007**	YTD 2006	% Increase (Decrease)
Revenue	**111,594**	96,082	16	**229,431**	198,246	16
Operating income – continuing operations	**3,788**	14,363	(74)	**17,453**	35,836	(51)
Net earnings	**6,716**	22,685	(70)	**19,682**	40,073	(51)
per unit ($), basic	**0.17**	0.62	(73)	**0.50**	1.19	(58)
per unit ($), diluted	**0.16**	0.61	(74)	**0.49**	1.17	(58)
per unit ($) – continuing operations	**0.17**	0.58	(71)	**0.50**	1.14	(56)
per unit ($) – discontinued operations	-	0.04	(100)	-	0.05	(100)
EBITDA[1]	**15,511**	24,725	(37)	**40,791**	56,823	(28)
Trailing 12 month EBITDA	**n/a**	n/a	n/a	**104,328**	108,335	(4)
Trailing 12 month EBIDTA – continuing ops.	**n/a**	n/a	n/a	**104,328**	103,973	-
Funds from operations[1]	**12,184**	23,076	(47)	**34,685**	52,265	(34)
per unit ($)	**0.30**	0.63	(52)	**0.87**	1.54	(44)
per unit ($) – continuing operations	**0.30**	0.62	(52)	**0.87**	1.52	(43)
per unit ($) – discontinued operations	-	0.01	(100)	-	0.02	(100)
Maintenance capital expenditures	**5,019**	6,329	(21)	**5,750**	8,173	(30)
Cash available for growth and distributions[1]	**8,520**	19,259	(56)	**30,153**	46,464	(35)
per unit ($)	**0.21**	0.53	(60)	**0.75**	1.37	(45)
per unit ($) – continuing operations	**0.21**	0.46	(54)	**0.75**	1.30	(42)
Distributions declared	**22,413**	19,482	15	**44,662**	35,058	27
per unit – ($)	**0.56**	0.54	4	**1.11**	1.03	8
Cash distributed[1]	**18,983**	16,386	16	**37,707**	27,729	36
Growth and acquisition capital expenditures	**45,355**	31,609	43	**59,485**	164,009	(64)
Weighted average units outstanding (000s)	**40,361**	36,381	11	**39,790**	33,794	18
Total units outstanding (000s)	**40,485**	36,646	10	**40,485**	36,646	10
Trading price – high	**27.50**	33.80	(19)	**28.25**	33.80	(16)
Trading price – low	**23.39**	27.87	(16)	**23.39**	26.25	(11)
Average daily trading volume	**178,429**	112,701	58	**154,141**	107,530	43

(1) These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates, exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of trust unit price, insurance, future capital needs, debt service, sales of additional trust units, dependence on the Corporation, the nature of the trust units, unlimited liability of unitholders, Canadian federal income tax, redemption of trust units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is derived from the consolidated statements of operations, accumulated other comprehensive income and retained earnings and is calculated as follows:

	Three months ended June 30,		Six months ended June 30,	
($000s)	**2007**	2006	**2007**	2006
Net earnings[1]	**6,716**	22,685	**19,682**	40,073
Add back (deduct):				
Current income taxes	**461**	(150)	**663**	216
Future income taxes[1]	**(3,389)**	(6,700)	**(2,892)**	(2,796)
Interest expense	**2,632**	1,005	**4,938**	3,863
Interest revenue	**(89)**	-	**(613)**	-
Amortization and accretion[1]	**9,180**	7,885	**19,013**	15,467
	15,511	24,725	**40,791**	56,823

(1) Includes related amounts from discontinued operations. See note 4 to the consolidated interim financial statements for the breakdown for the three and six months ended June 30, 2006.

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

	Three months ended June 30,		Six months ended June 30,	
($000s)	**2007**	2006	**2007**	2006
Cash from operating activities	**17,324**	30,045	**12,054**	58,633
Add back (deduct):				
Changes in working capital	**(5,439)**	(7,333)	**22,134**	(6,934)
Asset retirement costs incurred	**299**	364	**497**	566
	12,184	23,076	**34,685**	52,265

"Cash available for growth and distributions" is used by management to supplement funds from operations as a measure of cash flow and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. Maintenance capital expenditures are not incurred evenly throughout the year. The reconciliation of cash available for growth and distributions is included in the Liquidity and Capital Resources section of the Management's Discussion and Analysis.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is defined as distributions declared during the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the Distribution Reinvestment Plan of the Fund (the "DRIP") during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to EBITDA, funds from operations, cash available for growth and distributions, cash distributed, net margin and return on capital throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three and six months ended June 30, 2007, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2006, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three and six months ended June 30, 2006.

Information for the three and six months ended June 30, 2007, along with comparative information for 2006, is provided.

In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta combined the previously reported Industrial and Oilfield divisions to form Western. Services offered to customers in Western are similar and are sold to a similar customer base. Newalta has merged or eliminated some senior management and sales positions, resulting in improved efficiencies as well as reductions to overhead costs. Western now comprises three business units: Oilfield, Drill Site and Industrial; while Eastern comprises two business units: Ontario and Québec/Atlantic Canada. The business units within Western share a common customer base and Drill Site utilizes both Oilfield and Industrial facilities for residual waste processing and disposal. Acquisition and growth initiatives in the last year increased overlap between the three business units. This overlap necessitated the integration of services into one operating division to provide a seamless service package to customers and enhance both productivity and consistency of operations. The following Management's Discussion and Analysis provides management's interpretation of the results of the business for the Western and Eastern divisions and overall.

This Management's Discussion and Analysis is dated August 8, 2007 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

Results in the Western division in the second quarter were mixed. The Industrial oil recycling operations sold more product at higher prices than last year and, as a result, margins improved. The performance of Industrial's B.C. facilities was modestly above 2006 while the Alberta facilities were down due to wet weather in the second quarter. In the Oilfield business unit, most operations delivered performance comparable to last year. Wet weather reduced service rig activities and therefore well workovers which resulted in reduced waste volumes and lower recovered crude at the conventional oilfield facilities. The decrease in crude oil sales compared to 2006 was $3.4 million, of which $2.1 million was related to the drop in volume with the balance from lower net realized prices. The balance of the decline in Western's performance was due to the steep decline in natural gas drilling which resulted in substantially reduced equipment utilization in our Drill Site business unit, which fell from 43% last year to 16% in 2007.

The performance of Eastern in the second quarter was positive, delivering strong revenue and net margin growth. Revenue was almost double last year and net margin increased 72% compared to the same period in 2006. The increase in Eastern's year-over-year revenue and net margin for both the quarter and the first half of 2007 was attributable to the contributions of the acquisitions completed in the second half of 2006 in Québec and Atlantic Canada and organic growth in Ontario. Eastern's revenue is derived approximately 60% from the Ontario business unit and 40% from the Québec/Atlantic Canada business unit. The results in Eastern in the second quarter were consistent with the seasonality of the business.

Consistent with lower equipment utilization rates, the 2007 maintenance capital expenditures have been reduced to $20.0 million compared to the previously announced budget of $28.0 million. Growth capital expenditures in the quarter were $19.4 million compared to $12.8 million in 2006. The previously announced growth capital budget of $120.0 million for 2007 has been reduced by $15.0 million to $105.0 million, eliminating additional Drill Site growth capital investments at this time.

The unfavourable weather and temporary market weakness in Q2 in western Canada have not altered Newalta's strategy to continue to deliver strong growth across its national facility network. Management continues to see organic and acquisition based growth opportunities in all of its markets, and remains committed to make quality investments in its people and infrastructure to build long-term value for investors.

Newalta is continuing to pursue acquisitions to establish a greater presence in its core markets, executing four acquisitions during the quarter and one subsequent to the quarter. The combined transaction value was $35.7 million. On a trailing twelve month basis the total revenue for the acquired businesses was approximately $33.0 million with EBITDA of approximately $9.4 million.

Newalta's credit facility was renewed at June 30, 2007 with no changes to the facility. Newalta is within its covenant requirements with a funded debt to EBITDA ratio of 1.69:1, working capital of 2.04:1 and unused capacity on the credit facilities of $43.8 million, net of outstanding letters of credit.

In June 2007, the legislation from the Minister of Finance (Canada) relating to the taxation of income trusts was enacted. This legislation will result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and will result in less after-tax cash being available for payment to all holders of trust units. As an existing Canadian mutual fund trust, the Fund anticipates it will not be subject to these proposed measures until January 2011. Management has determined that there is no immediate impact on the Fund's results. Under the legislation, the existing tax treatment of distributions will remain in effect during the four-year grace period to 2011, provided Newalta is not in breach of the related "undue growth" rules discussed later in this MD&A. Management has withdrawn its advance tax ruling request in respect of the previously announced internal reorganization. The investment in growth capital in 2006 has eliminated all estimated cash taxes payable for 2007 and substantially all in 2008. Management continues to review new information as it becomes available. As such, the Board of Trustees' current strategy is to maintain distributions at current levels, with any excess cash to be directed to growth capital investments.

RESULTS OF OPERATIONS

Second quarter revenue increased $15.5 million, or 16%, to $111.6 million compared to $96.1 million in 2006. On a year-to-date basis revenue increased $31.2 million, or 16%, to $229.4 million compared to $198.2 million for the same period in 2006. The majority of both the current quarter and year-to-date revenue growth relates to acquisitions completed in Québec and Atlantic Canada in the second half of 2006. EBITDA on a trailing twelve month basis from continuing operations is consistent year-over-year. Operating expenses, as a percentage of revenue, increased to 74% in the three months ended June 30, 2007 and averaged 71% of year-to-date revenue. These ratios increased compared to the second quarter of 2006 in which operating expenses were 65% and 62% of last year's year-to-date revenue. Consistent with the increase in operating costs, funds from operations decreased 48% to $12.0 million for the three months ended June 30, 2007 and 34% to $34.6 million for the six months ended June 30, 2007.

Cash available for growth and distributions for the second quarter decreased 56% to $8.5 million, or $0.21 per unit, compared to $19.3 million, or $0.53 per unit, in 2006. The decrease in cash available for growth and distributions was a direct result of the weakened natural gas drilling and a wetter spring breakup season. On a year-to-date basis, cash available for distribution has decreased 35% to $30.2 million compared with $46.5 million in 2006. Maintenance capital expenditures are not incurred evenly throughout the year and are dependent on factors which include seasonality and activity levels. Maintenance capital expenditures in the second quarter were $5.0 million compared to $6.3 million last year. For the year, management has reduced its maintenance capital forecast from the previously announced budget of $28.0 million to $20.0 million for 2007, reflecting lower equipment utilization rates. For the three months ended June 30, 2007, cash distributed increased 16% to $19.0 million compared to $16.4 million in 2006. Cash distributed for the first half of the year in 2007 increased 36% over the first half of 2006 to $37.7 million, due to an increase in monthly distributions effective in May of 2006 and a higher number of trust units outstanding. Cash distributed as a percentage of cash available for growth and distributions for the second quarter was 223% compared with 85% in the same period of 2006. Due to the seasonality of the business, unitholders should expect the ratio of cash distributed to cash available for distribution to vary significantly on a quarterly basis. Typically the second quarter represents the highest ratio of cash distributed to cash available for distribution, as cash generated from operations is weakest in the second quarter due to seasonal variations in the operations. On a trailing twelve month basis, the ratio of cash distributed to cash available for distributions is 98%, which is consistent with management's expectations given the weak market conditions during this period.

The Board of Trustees has historically targeted declared distributions to be 80% of cash available for growth and distributions. This policy is intended to maintain a level of distributions that are reliable and sustainable for the longer term. This target was set in order to provide flexibility in circumstances when there is a downturn in overall performance. Declared distributions and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions. Notwithstanding the current ratios of 263% and 111% for the second quarter of 2007 and the trailing twelve month period, the Board of Trustees has maintained the monthly distribution of $0.185 per unit in anticipation of a return to historical levels of oilfield waste volumes received by Newalta and recovered crude oil sales for Newalta's account.

WESTERN

Western operates 50 facilities with over 900 people in British Columbia, Alberta and Saskatchewan and comprises three business units: Oilfield, Drill Site and Industrial. The division is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services to customers. For the second quarter Western accounted for 62% of Newalta's total assets, generated 67% of Newalta's revenue and 78% of Newalta's combined net margin in the second quarter of 2007 compared with 71%, 81% and 90% respectively for the same period in 2006.

Below is a chart of key services provided by each business unit within Western:

Oilfield	Drill Site	Industrial
Waste processing at 31 facilities	Operates 2 facilities	Waste processing at 17 facilities
Crude oil recovery	Pre-drilling assessments	Mobile onsite services
Water recycling	Drilling waste management	Product recovery from wastes
Custom treating	Solids control unit rentals	Sale of recovered products as:
Clean oil terminalling	Cuttings management unit rentals	- base oils
Water disposal	Drilling fluid sales and service	- refinery feedstock
Landfills	Post-drilling remediation	- industrial fuels
Onsite services	Well abandonment	- carrier fluids (e.g. drilling oil)

Western's performance is affected by the state of the economy in western Canada, the amount of waste generated by crude oil producers, natural gas drilling activity as well as the strength of the oil and gas, mining, forestry and transportation industries. In addition, seasonality and the contributions from investments in growth capital and acquisitions can cause fluctuations in quarter-to-quarter results. The Oilfield business unit contributes approximately 50% of Western's total revenue with Drill Site and Industrial each contributing approximately 25%.

The second quarter is seasonally the Western division's weakest quarter due to spring breakup conditions which bring about road bans, reducing the ability to access well sites for both producing well workovers and to perform natural gas drilling activities. This in turn leads to less waste being transported and delivered to the division's fixed facility network. Western's overall performance was down significantly compared to the second quarter of last year. However, in 2006, the period from January through to September reflected a record year of activity in the western Canadian sedimentary basin. Natural gas drilling activity declined in the second half of 2006 and remained weak throughout the first six months of 2007. Current natural gas pricing is expected to result in drilling rig utilization and market activity being at depressed levels for the remainder of 2007. The following table compares the Q2 2007 and YTD 2007 results to Q2 2006 and YTD 2006:

($000s)	**Q2 2007**	Q2 2006	% Change	**YTD 2007**	YTD 2006	% Change
Revenue – external	**75,201**	77,686	(3)	**163,906**	164,106	-
Revenue – internal	**433**	-	100	**433**	-	100
Operating costs	**55,593**	48,764	14	**112,780**	97,672	15
Amortization and accretion	**4,292**	5,089	(16)	**9,425**	10,109	(7)
Net margin	**15,749**	23,833	(34)	**42,134**	56,325	(25)
Net margin as % of revenue	**21**	31	(32)	**26**	34	(24)
Maintenance capital	**3,171**	4,231	(25)	**3,661**	5,678	(36)
Growth capital	**7,829**	7,673	2	**13,499**	15,912	(15)

In the Oilfield business unit, clean oil treating and terminalling, satellites, partnerships, heavy oil and landfill performance was comparable to 2006, while on-site services improved. The $8.1 million decrease in Western's net margin was attributable to reduced recovered crude oil revenue at Newalta's conventional oilfield facilities combined with the reduced demand in services in the Drill Site business unit. Wastes generated from well workovers are a significant source of volumes to Newalta's conventional oilfield facility network. These wastes also contain a relatively high proportion of crude oil recoverable by centrifugation. Wet weather in the quarter reduced service rig activity and, therefore, resulted in reduced well workovers. This in turn, resulted in reduced waste volumes at our facilities. In the second quarter, waste volumes were down approximately 17%. This decline was partially offset by an average waste price improvement of approximately 7%. The reduction in waste volumes resulted in a decline in the volume of crude oil recovered to Newalta's account of 21% from 110,943 barrels last year to 87,236 barrels this year. In addition, the price received for oil sold in the quarter was down 17% from $66.24 per barrel in 2006 to $54.83 per barrel in 2007. On a year-to-date basis, compared to last year, recovered crude oil volumes are down 19% (213,615 barrels in 2006 to 172,953 barrels in 2007) and average oil prices received were down 7% ($60.59/barrel to $56.33/barrel). The decline in crude oil sales compared to last year on a three and six month basis is $3.4 million and $5.0 million, respectively. In the first half of 2007, approximately 33,000 barrels recovered were sold under a storage agreement with a customer resulting in the deferral of approximately $1.8 million in revenue and net margin of $1.0 million to the third quarter of 2007. In July, service rig utilization rates have returned to normal levels.

The table below reflects the changes in the Drill Site business unit's fleet sizes and utilization rates for the current quarter and the first half of 2007 compared to their respective prior year periods:

	Q2 2007	Q2 2006	% Change	**YTD 2007**	YTD 2006	% Change
Fleet Size						
Equipment in Canada	**118**	122	(3)	**118**	118	-
Equipment in the U.S.	**19**	2	850	**14**	2	600
Total Drill Site rental equipment	**137**	124	10	**132**	120	10
Utilization rates						
Total Drill Site rental equipment	**16%**	43%	(63)	**22%**	58%	(65)

In the fourth quarter of 2005 and the first half of 2006, investments were made to expand the fleet. The performance of the Drill Site business unit was down substantially compared to last year as equipment utilization rates declined from 43% in 2006 to only 16% in 2007. In the quarter, the Drill Site business unit operated below breakeven levels. Current natural gas pricing is expected to result in drilling rig utilization and market activity being at depressed levels for the remainder of 2007. By the second quarter Newalta had a total of 19 units in the mid-western United States and Texas and 118 units in Canada. Equipment utilization rates of approximately 75% were achieved in the U.S. markets. In Canada, utilization rates were approximately 10% in the second quarter. Management will continue to optimize utilization of its Drill Site rental equipment fleet while still maintaining a solid base of assets in Canadian markets poised to capitalize on improvements in natural gas drilling activity in western Canada.

The Industrial business unit's oil recycling operations delivered strong growth in the quarter with product sales volumes up 23% and product prices increasing 4%, resulting in an overall 28% revenue improvement. The performance of the service centres in British Columbia improved modestly year-over-year. The performance at the Alberta facilities was significantly impacted, year-over-year, by lower waste volumes as a result of wet weather. Compared to the first quarter of 2007, activity levels and performance in the Industrial business unit increased consistent with the normal seasonality of the business where the first quarter is typically the weakest quarter.

During the quarter, Western added to its filtration services through the acquisition of the operating assets of Panaco Fluid Filtration Systems Ltd. effective April 1, 2007. Subsequent to the second quarter, the operating assets of New West Fluid Management Inc. were acquired which will extend Newalta's ability to expand abandonment and site restoration services to its drilling waste customers. The details of these acquisitions are outlined below:

Acquisition Date	Business Assets Acquired	Location	Purchase Price ($)	Description of Acquired Assets
April 1, 2007	Panaco Fluid Filtration Systems Ltd.	Rocky Mountain House, Alberta	5.9 million	- 15 people - Deliver onsite fluid filtration services to refinerires and gas plants as well as oil and gas exploration drilling locations
July 5, 2007	New West Fluid Management Inc.	Medicine Hat, Alberta	9.7 million	- 30 people and 12 technical field consultants - Site remediation and abandonment - Fleet of 15 vacuum trucks
Total Western Acquisitions			**15.6 million**	

Maintenance capital expenditures decreased by $1.1 million when compared with the second quarter of 2006 and by $2.0 million for the first half of 2007. The lower maintenance capital required is a reflection of the lower utilization of the assets in 2007 compared to record rates in 2006. Growth capital expenditures of $7.8 million in the quarter consisted primarily of productivity improvements at Oilfield facilities. Year-to-date growth capital spending for Western was $13.5 million.

Newalta's strategy remains unchanged in the face of seasonal and market weakness in western Canada. The outlook for Western's Oilfield and Industrial business units is positive heading into the seasonally stronger third and fourth quarters, while the Drill Site business unit will continue to be impacted by the weak natural gas drilling market. Newalta's management will continue to exploit opportunities to improve the utilization of assets by moving additional units into areas with the highest demand levels.

EASTERN

Eastern was created upon the acquisition of PSC Industrial Services Canada Inc. ("PSC Canada") in January 2006 with operations in Ontario and the subsequent expansion into Québec and Atlantic Canada in the second half of 2006. Eastern provides industrial waste management and other environmental services to markets located in eastern Canada through its integrated network of high quality facilities. This network features an engineered non-hazardous solid waste landfill that handles approximately 600,000 tonnes of waste per year and, based on current volumes, has an estimated remaining life of 13 years at June 30, 2007. The division's network also includes industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and onsite processing; and an emergency response service. Eastern's performance is impacted by the general state of the economy in eastern Canada, and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, and specific market conditions in the manufacturing and automotive sectors. Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations with respect to the treatment of industrial waste ("LDR"), scarce landfill capacity in the Province of Ontario and the growing trend towards outsourcing of waste management activities. The addition of Eastern has diversified Newalta's services and reduced exposure to commodity prices and natural gas drilling activity, thereby promoting greater stability of funds from operations and, therefore distributions to unitholders. In the second quarter, Eastern accounted for approximately 32% of Newalta's total assets, generated 33% of Newalta's total revenue and 22% of Newalta's combined net margin compared with 25%, 19% and 10% respectively, in the same period in 2006.

The performance of Eastern in the second quarter was consistent with expectations. Revenue was almost double last year and net margin increased 72% compared to the same period in 2006. The decrease in net margin as a percentage of revenue is due to the change in the business mix from acquisitions completed in the second half of 2006. The increase in Eastern's year-over-year revenue and net margin for both the quarter and the first half of 2007 was attributable to the contributions of the acquisitions completed in the second half of 2006 and to organic growth in Ontario. Eastern's revenue is derived approximately 60% from the Ontario business unit and 40% from the Québec/Atlantic Canada business unit. The results in Eastern in the second quarter are consistent with the seasonality of the business. The division enters the third quarter, its seasonally strongest quarter, well positioned in its markets.

The table below compares the second quarter and first half of 2007 results to the same periods in 2006:

($000s)	**Q2 2007**	Q2 2006	% Change	**YTD 2007**	YTD 2006	% Change
Revenue – external	**36,304**	18,396	97	**64,912**	34,140	90
Revenue – internal	-	-	-	-	-	-
Operating costs	**27,828**	13,481	106	**50,155**	25,210	99
Amortization and accretion	**4,016**	2,316	73	**7,463**	4,447	68
Net margin – continuing operations	**4,460**	2,599	72	**7,294**	4,483	63
Net margin as % of revenue	**12**	14	(14)	**11**	13	(15)
Net margin – discontinued operations	-	1,472	(100)	-	1,657	(100)
Maintenance capital	**1,586**	1,821	(13)	**1,785**	2,082	(14)
Growth capital	**5,821**	1,502	288	**11,014**	2,570	329

The Ontario business unit delivered higher revenues for both the quarter and the six months ended June 30, 2007. In the second quarter, landfill volumes improved 36% which were partially offset with a modest average price decrease, due to special pricing on two large projects. The performance of the service centers reflected lower waste receipts due to continued weakness in the automotive and other manufacturing industries, which were mostly offset by price increases. Overall, the Ontario business unit revenue was up 10% compared to the prior year.

The Québec/Atlantic Canada business unit was established in the second half of 2006 through five acquisitions. The integration has proceeded smoothly and operating results are consistent with management's expectations for the trailing twelve months. In 2007, Newalta has added top calibre talent to complement the core management group. The 2007 capital program was finalized in the first quarter and construction is underway to position the business unit for growth in 2008.

During the quarter, management identified and executed three asset acquisitions to increase geographic reach and market penetration in Ontario, Québec and New Brunswick. The results of operations of the acquisitions outlined in the table below have only been reflected in Newalta's results from the acquisition dates. As such, management anticipates continued growth for these business units in the second half of 2007 as these assets are integrated into operations:

Acquisition Date	**Business Assets Acquired**	**Location**	**Purchase Price ($)**	**Description of Acquired Assets**
May 1, 2007	3 private firms collectively referred to as Groupe Envirex	Québec	7.9 million	- Four centrifuges servicing the Québec refinery and petrochemical market - Eight vacuum trucks and pressure washers - Household waste, small industrial waste generator and soil treatment business
May 1, 2007	EcoloSite Inc.	Ontario	3.0 million	- One facility - 13 people - Mobile onsite treatment services
June 1, 2007	Eastern Environmental Inc.	New Brunswick	9.2 million	- Transfer station and processing facility in Sussex, New Brunswick - 30 people - Satellite office in Bedford, Nova Scotia
Total Eastern Acquisitions			**20.1 million**	

The outlook for the remainder of the year for Eastern remains positive as the third and fourth quarters are the seasonally strongest for this division. Management's priorities for Ontario are capturing growth through market penetration and improving returns through pricing improvements at all facilities as well as the timely execution of capital projects for internal growth.

CORPORATE AND OTHER

($000s)	**Q2 2007**	Q2 2006	% Change	**YTD 2007**	YTD 2006	% Change
Selling, general and administrative						
expenses	**13,006**	10,584	23	**25,525**	20,198	26
as a % of revenue	**11.7**	11.0	6	**11.1**	10.2	9
Amortization and accretion	**9,180**	7,885	16	**19,013**	15,467	23
as a % of revenue	**8.2**	8.2	-	**8.3**	7.8	6
Interest expense	**2,632**	1,005	162	**4,938**	3,863	28

The increase in selling, general and administrative ("SG&A") expenses was due primarily to staff additions to strengthen the organization to manage growth. SG&A is also affected by operating costs associated with the maintenance of the new financial information system implemented in 2007. Management's objective for SG&A is to maintain these expenses at 10%, or less, of revenue for the year.

The increase in amortization was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, amortization and accretion have remained consistent year-over-year. Going forward, this ratio should increase modestly as the second quarter amortization and accretion expense included a $1.1 million gain on the sale of the business of certain non-core assets in Western.

The increase in interest expense for both the three and six months ended June 30, 2007 compared to the same periods in 2006 is due to an increase in the average debt level. At June 30, 2007, long term debt was $196.1 million compared with $166.3 million at December 31, 2006. The average debt level increase is the result of current year acquisitions totalling $26.0 million, growth capital initiatives totalling $33.5 million year-to-date as well as the funding of working capital outstanding at year end and distributions in excess of current period cash flow. These were offset in part by the proceeds from the equity financing that was completed in January 2007 pursuant to which the Fund issued 3.0 million trust units at $26.10 per unit for net proceeds of $74.1 million. Newalta's working capital ratio remained healthy at 2.04:1 at June 30, 2007 compared with 2.24:1 at March 31, 2007 and 1.37:1 at December 31, 2006.

A current tax expense of $0.5 million was recorded in the quarter compared to current income tax recovery of $0.2 million in 2006. The increased expense is due to Newalta's higher capitalization in 2007 compared to 2006 and increased size of operations in eastern Canada, resulting in higher provincial capital taxes. Based on projected levels of capital spending and anticipated earnings, Newalta is not expected to pay cash taxes until 2008 at the earliest, with the exception of U.S. federal, state and Canadian provincial capital taxes. Future income tax recoveries year-to-date were flat at $2.9 million. In the quarter, future income tax recoveries were lower than 2006, because the second quarter of 2006 reflected the impact of future tax rate reductions substantively enacted in that quarter.

On October 31, 2006, the Minister of Finance (Canada) announced certain proposals which, if enacted, would result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and limited partnerships, and will result in less after-tax cash being available for payment to all holders of trust units. The legislation was enacted on June 22, 2007. There was no immediate impact on the Fund's interim consolidated financial statements. For further information about the impact on future income taxes please refer to CRITICAL ACCOUNTING ESTIMATES – FUTURE INCOME TAXES in this MD&A.

Management uses operating income as an indicator of the net investment performance of the Fund. For the second quarter of 2007, operating income decreased by 74% to $3.8 million from $14.4 million in the second quarter of last year. For the second quarter of 2007, operating income, as a percentage of revenue, was 3% compared to 15% of the same period in 2006. On a year-to-date basis operating income was $17.5 million, down 51% from $35.8 million in 2006. As a percentage of revenue, operating income in the first half of 2007 was 8% compared to 18% for the same period in 2006. The decrease was attributable to lower revenue for the Western division and changes in the business mix due to acquisitions completed in the second half of 2006 in eastern Canada, with lower net margins but more stable revenue streams than oil and gas related services.

As at August 8, 2007, the Fund had 40,532,153 trust units outstanding and outstanding rights to acquire up to 2,321,925 trust units.

SUMMARY OF QUARTERLY RESULTS

(unaudited)	2007		2006				2005	
($000s except per unit data)	**Q2**	Q1	Q4	Q3	Q2	Q1[1]	Q4	Q3
Revenue	**111,594**	117,837	122,498	120,297	96,082	102,162	86,663	65,900
Operating income	**3,799**	13,665	16,209	24,846	14,363	21,445	18,862	17,894
Net earnings	**6,716**	12,966	15,356	20,136	22,685	17,388	14,445	14,394
Continuing Operations	**6,716**	12,966	15,528	20,136	21,213	17,175	14,445	14,394
Discontinued Operations	-	-	(172)	-	1,472	213	-	-
Earnings per unit ($)	**0.17**	0.33	0.42	0.55	0.62	0.56	0.51	0.52
Continuing Operations	**0.17**	0.33	0.42	0.55	0.58	0.55	0.51	0.52
Discontinued Operations	-	-	(0.00)	-	0.04	0.01	-	-
Diluted earnings per unit ($)	**0.16**	0.33	0.41	0.54	0.61	0.54	0.50	0.51
Continuing Operations	**0.16**	0.33	0.41	0.54	0.57	0.54	0.50	0.51
Discontinued Operations	-	-	(0.00)	-	0.04	0.00	-	-
Weighted average units - basic	**40,361**	39,209	36,860	36,734	36,381	31,291	28,597	27,716
Weighted average units – diluted	**40,562**	39,445	37,282	37,279	37,000	31,917	29,066	28,190

(1) The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.

Quarterly performance is affected by seasonal variation as described below. However, in the past eight quarters this is difficult to assess due to the aggressive acquisition and internal growth capital program pursued by Newalta during that time. The increases in revenue, operating income and net earnings in Q3 and Q4 of 2005 were driven primarily by growth in the Western division. Two-thirds of the revenue growth in Western was attributable to Drill Site related acquisitions and growth in onsite services, satellites and partnerships consistent with the investments in these services in 2004 and 2005. Additional revenue growth was attributable to strong activity levels and demand for services which led to increases in waste processing volumes and higher crude oil sales. In the latter portion of 2005, operating income declined as a percentage of revenue mostly due to changes in the business mix from the expansion of Drill Site services.

In 2006, the first and second quarter performance increased mainly as a result of continued high demand in the Western division as well as the acquisition of PSC Canada forming the Eastern division. The PSC Canada acquisition added approximately $20 million in revenue each quarter in 2006. The net decrease in revenue and operating income from Q1 to Q2 in 2006 predominantly reflects the seasonality of the natural gas drilling services market and industry activity levels. Net earnings in Q2 of 2006 were positively impacted by an $8.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. Revenue in the third and fourth quarters of 2006 increased as a result of acquisitions completed in Québec and Atlantic Canada in both quarters. Net earnings for the third quarter were improved over the second quarter once the effect of the future income tax recovery is removed from the second quarter results. The fourth quarter saw a decrease in net earnings due to the decrease in the demand for Drill Site services consistent with the 40% drop in overall drilling activity when compared to the same period in 2005. The increase in the weighted average number of trust units in the second quarter was mainly attributable to the 7.0 million trust units issued as a result of the equity financing completed in March 2006.

In 2007, Western has endured a weak natural gas drilling environment during the first quarter which was followed by continued weakness in the second quarter further compounded by the spring breakup road bans and an extended wet season preventing the transportation of waste from well workovers and therefore reducing processing volumes. This resulted in lower revenue, earnings and operating income. In January of 2007, the Fund issued 3.0 million trust units for net proceeds of $74.1 million, which accounts for the majority of the increase in trust units outstanding from Q4 2006 to Q1 2007.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern divisions are affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital.

For Western's Drill Site services, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, first quarter revenue has ranged from 17% to 25% of annual revenue, second quarter revenue has ranged from 19% to 25%, revenue from the third quarter has ranged from 26% to 30% and finally fourth quarter revenue has ranged from 26% to 35%.

Eastern's services are curtailed by colder weather in the first quarter, which is typically its weakest quarter. Aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information that management obtained for the recent acquisitions, it is estimated that first quarter revenue is typically 16 to 18% of annual revenue, second quarter revenue is estimated to be approximately 20 to 25%, the revenue for the third quarter is estimated to be between 28% to 32% and, finally, fourth quarter revenue is estimated to be approximately 24% to 29% of annual revenue.

Cash available for growth and distributions is directly impacted by maintenance capital expenditures, which are not incurred evenly throughout the year. For 2007, maintenance capital expenditures incurred as a percentage of the expected annual expenditures were approximately 4% in the first quarter, 25% in the second quarter and are expected to be approximately 49% in the third quarter and 22% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which a company's assets can be converted into cash as well as cash on hand. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

The Fund's net working capital was $78.8 million at June 30, 2007 compared with $81.0 at March 31, 2007 and $36.1 million at December 31, 2006. At current activity levels, working capital of $78.8 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry. Despite the current natural gas drilling industry conditions, management views the credit risk to be normal. A measure used by the Fund as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at June 30, 2007 reflected that Newalta has sufficient assets to cover its current liabilities by 2.04 times (at December 31, 2006 and March 31, 2007 the ratio was 1.37 times and 2.24 times respectively). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against Newalta's credit facilities and the issuance of trust units from treasury. Newalta's primary uses of funds are operational and administrative expenses, maintenance and growth capital spending, distributions and acquisitions.

The following table reflects that the Fund uses funds from operations to source financing for its maintenance capital and asset retirement expenditures. The residual of this is considered by management to be the amount of cash available for growth and distributions.

($000s)	Q2 2007	Q2 2006	YTD 2007	YTD 2006	Trailing 12 months
Cash from (used in) operations	**17,324**	30,045	**12,054**	58,633	66,128
Add back (deduct):					
Increase (decrease) in working capital	**(5,439)**	(7,333)	**22,134**	(6,934)	27,417
Asset retirement costs incurred	**299**	364	**497**	566	1,250
Funds from operations (A)	**12,184**	23,076	**34,685**	52,265	94,795
Maintenance capital	**(5,019)**	(6,329)	**(5,750)**	(8,173)	(18,655)
Asset retirement costs incurred	**(299)**	(364)	**(497)**	(566)	(1,250)
Proceeds on sale of capital assets	**1,654**	204	**1,715**	266	1,901
Proceeds on sale of discontinued operations	**-**	2,672	**-**	2,672	2
Cash available for growth and distributions (B)	**8,520**	19,259	**30,153**	46,464	76,793
Cash distributed (C)	**(18,983)**	(16,386)	**(37,707)**	(27,729)	(75,333)
(Used) Unused cash	**(10,463)**	2,873	**(7,554)**	18,735	1,460
(C) / (A) =	**156%**	71%	**109%**	53%	79%
(C) / (B) =	**223%**	85%	**125%**	60%	98%

On a per unit basis Newalta declared monthly distributions of $0.185 to unitholders from January through June 2007 or $2.22 annually. In 2006, monthly distributions declared were $0.165 per month from January to April and $0.185 for the remainder of the year. The Board of Trustees is maintaining distributions at current levels.

The ratio of cash distributed as a percentage of cash available for growth and distributions in the second quarter was 223% compared with 85% in the same period last year. The increase in this ratio is mainly attributable to lower cash generated from operations in 2007 than in 2006. In addition, the increase in the number of units compounded this decrease in funds through the issuance of 7.0 million trust units pursuant to the March 2006 equity financing and the 3.0 million trust units issued in the January 2007 equity financing. The second quarter is typically Newalta's weakest quarter and therefore this ratio is expected to be higher than other quarters. Year-to-date the ratio was 125%. On a trailing twelve month basis, the ratio of cash distributed to cash available for distributions is 98%, which is consistent with management's expectations given the weak market conditions during this period, and the long-term objective of the Fund's distribution policy to maintain distributions levels through commodity price and market cyclicality. Maintenance capital expenditures in the second quarter of 2007 decreased compared to the prior year reflecting reduced maintenance required mainly due to lower equipment utilization rates in 2007. Consistent with the lower equipment utilization levels, management has revised its estimate of total annual maintenance capital expenditures down to $20.0 million from the previously announced $28.0 million.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

	Three months ended June 30,		Year Ended December 31		
($000s)	2007	2006	2006	2005	2004
Cash flow generated from operating activities	**17,324**	30,045	111,963	71,732	49,718
Distributions declared	**(22,413)**	(19,482)	(75,923)	(49,602)	(39,659)
Cash excess (shortfall)	**(5,089)**	10,563	36,040	22,130	10,059
Net earnings	**6,716**	22,685	75,565	46,978	36,205
Distributions declared	**(22,413)**	(19,482)	(75,923)	(49,602)	(39,659)
Net earnings (shortfall) excess	**(15,697)**	3,203	(358)	(2,624)	(3,454)

Cash flow generated from operating activities for the three months ended June 30, 2007 was significantly reduced due to a weaker than normal second quarter in the Western division compared to the same period in 2006. The lower service rig activity impact is anticipated to be short term as service rig activity has returned to normal levels in July of 2007. Weak natural gas drilling activity seen in the first half of 2006 will continue to impact results. In the interim period, Newalta has funded the shortfall of cash and net earnings over distributions through financing obtained through $3.4 million in distributions declared which were reinvested by unitholders through the DRIP program and funds raised through an equity financing completed at the end of January pursuant to which the Fund issued 3.0 million trust units for net proceeds of $74.1 million. As previously discussed, the Fund's cash flow and net income are subject to seasonal variations. The second quarter of the year tends to be the weakest quarter for the company as a whole and especially for the Western division. For a discussion of the annual trends please refer to page 14 of the Fund's Management's Discussion and Analysis for the year ended December 31, 2006.

Total capital expenditures for the current year and comparative periods are summarized as follows:

($000s)	**Q2 2007**	Q2 2006	**YTD 2007**	YTD 2006
Growth capital	**19,358**	12,805	**33,488**	24,800
Acquisitions	**25,997**	18,804	**25,997**	139,209
Total growth capital and acquisitions	**45,355**	31,609	**59,485**	164,009
Maintenance capital	**5,019**	6,329	**5,750**	8,173
Total acquisitions and capital expenditures	**50,374**	37,938	**65,235**	172,182

Growth capital expenditures consisted primarily of productivity improvements at several facilities, additional centrifuges and investments in information technology and infrastructure. A total of $120.0 million in growth capital investments was originally budgeted for 2007. Management has revised this amount to $105.0 million, eliminating additional Drill Site growth capital investments at this time. The 2007 growth capital program includes $26.0 million in corporate investments that primarily relate to the implementation of a new information technology system throughout Canada and approximately $10.0 million in leasehold improvements (before tenant improvement recoveries) for the new corporate head office which is expected to be completed in the fourth quarter of 2007. The remaining $79.0 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Western and Eastern. Growth expenditures will be funded from retained cash, if any, and the credit facility of the Corporation.

Newalta's credit facility agreement was extended to June 28, 2008, with the same limits and terms, pursuant to the annual review completed as of June 30, 2007. The credit facilities comprise a $35.0 million operating facility for working capital requirements and a $245.0 million extendible term credit facility to fund growth capital, acquisition expenditures and letters of credit. The operating and term credit facilities are subject to an annual review and extension. An extension is anticipated, however, if an extension is not granted, principal repayments would not begin until May 2009 on the operating facility and August 2009 on the extendible term facility.

As at June 30, 2007, the Fund had drawn $196.1 on its credit facilities compared to $166.3 million outstanding at December 31, 2006, an increase of $29.8 million. The reason for the increase was due to recent acquisitions completed for a total of $26.0 million, growth capital to date of $33.5 million as well as the financing of working capital and distributions in excess of cash flow for the period. These were offset by an equity financing completed in January 2007 pursuant to which the Fund issued 3.0 million trust units for net proceeds of $74.1 million..

Newalta is required to post either a letter of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be utilized unless Newalta were to default on its obligation to restore the lands to a condition acceptable by these authorities. At June 30, 2007, letters of credit and bonds provided as financial security to third parties totalled $51.8 million. Of this amount, $40.1 million is committed on the Corporation's credit facility which provides for $55.0 million in letters of credit. Bonds are not required to be offset against the borrowing amount available under the credit facility.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is within the financial ratio covenants under the credit facility as reflected in the table below:

	June 30, 2007	Threshold
Current Ratio[1]	**2.04:1**	1.20:1 minimum
Funded Debt to EBITDA[2]	**1.69:1**	2.25:1 maximum
Total Debt Service Coverage Ratio[3]	**1.47:1**	1.00:1 minimum

(1) Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long term debt and capital leases outstanding, if any).

(2) Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

(3) Total Debt Service Coverage Ratio means, on a consolidated basis for the six most recently completed quarters, the ratio of (i) EBITDA minus capital expenditures which exceed the net proceeds of trust units issued for the period, distributions paid to unitholders of the Fund and cash taxes paid to (ii) the aggregate of all scheduled principal payments, all payments required under capital leases and interest expense for such period.

In addition, the Fund is restricted from making distributions if the aggregate of all distributions made in the preceding six fiscal quarters exceeds the Distributable Cash Flow of the Fund for such six quarters. Distributable Cash Flow is defined by the credit facility agreement as net income plus future income taxes plus amortization and accretion less all debt service (other than debt service deducted in calculating net income for the period) and all unfunded capital expenditures for the period. Debt service is defined as all amounts required to be paid during the period in respect of debt, including without limitation, repayments of principal, interest expense and fees.

During the three and six months ended June 30, 2007, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total cost of these legal services during the three and six months ended June 30, 2007 was $0.1 million and $0.3 ($0.2 million and $0.6 million for the same period in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter and six months ended June 30, 2007 was $0.2 million and $1.0 million, respectively ($0.4 million and $0.9 million for the same period in 2006).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There have been no significant changes in the estimates used to prepare the asset retirement obligation in the first half of 2007 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2006.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires a valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management does not see any impairment in the goodwill balance recorded.

FUTURE INCOME TAXES

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On October 31, 2006, the Minister of Finance (Canada) ("Finance") announced proposed changes (the "2006 Proposed Changes") to the Tax Act, which modified the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders. On June 22, 2007, the draft legislation implementing the 2006 Proposed Changes received royal assent and was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax of 31.5%. Such distributions will be treated as dividends to the unitholders. There was no impact on the Fund at June 30, 2007 as a result of the enactment of the New Tax Legislation.

It is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011.

The New Tax Legislation permits "normal growth" for Newalta through the transitional period between October 31, 2006 and December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, a trust will be able to increase its equity capital each year during the transitional period by an amount equal to the greater of $50 million and a safe harbour amount. The safe harbour amount will be measured by reference to the trust's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion. The safe harbour for the intervening years up to 2011 will be as follows:

Time Period	Safe Harbour Limit (% of October 31, 2006 Market Capitalization)	Newalta's Market Capitalization ($)	Newalta's Safe Harbour Limit ($)
November 1, 2006 to December 31, 2007	40%	1.218 billion	487.2 million
2008	20%	1.218 billion	243.6 million
2009	20%	1.218 billion	243.6 million
2010	20%	1.218 billion	243.6 million
Total			**1.218 billion**

The safe harbour limits reflected above are subject to some restrictions:

- The annual safe harbour amounts are cumulative.
- New equity for these purposes includes units and debt that is convertible into units.

- Replacing debt of the Fund itself that was outstanding as of October 31, 2006 with new equity whether through a debenture conversion or otherwise, will not be considered growth for these purposes. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth. As of October 31, 2006, the Fund had no outstanding debt.
- An issuance by a trust of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person or partnership of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation, into that new equity.
- The merger of two or more trusts each of which was publicly-traded on October 31, 2006, or a reorganization of such a trust, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.

In addition, the 2006 Proposed Changes states that the New Tax Legislation may be modified at any time with immediate effect to counter any structures which frustrate the policy objectives of the New Tax Legislation.

AMORTIZATION AND ACCRETION

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Estimates for the first six months of 2007 are consistent with those disclosed in the Management's Discussion and Analysis for the year ended December 31, 2006.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2007

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with CICA Handbook section 3862, Financial Instruments Disclosures and section 3863, Financial Instruments Presentations which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, section 3855, Financial Instruments - Recognition and Measurement, section 3861, Financial Instruments - Disclosure and Presentation and section 3865, Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles. Section 1530 requires the Fund to present a new statement entitled Comprehensive Income. The new statement is included in the Fund's accompanying interim consolidated financial statements for the three and six months ended June 30, 2007 and 2006.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund. These risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7348.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments, but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the quarter and six months ended June 30, 2007, the Fund did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, the effectiveness of such controls.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7348.

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	June 30, 2007	December 31, 2006
Assets		
Current assets		
Accounts receivable	**135,293**	120,621
Inventories	**12,666**	9,238
Prepaid expenses and other	**6,872**	3,729
	154,831	133,588
Notes receivable	**1,517**	1,031
Capital assets	**562,935**	528,085
Intangible assets (Note 3)	**51,105**	50,062
Goodwill (Note 3)	**98,978**	90,078
	869,366	802,844
Liabilities		
Current liabilities		
Accounts payable	**68,587**	90,650
Distributions payable	**7,490**	6,834
	76,077	97,484
Long-term debt (Note 5)	**196,071**	166,271
Future income taxes (Note 6)	**70,018**	72,910
Asset retirement obligations (Note 11)	**20,715**	18,484
	362,881	355,149
Unitholders' Equity		
Unitholders' capital (Note 7)	**478,564**	394,601
Contributed surplus	**1,033**	1,226
Retained earnings	**26,888**	51,868
	506,485	447,695
	869,366	802,844

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME AND RETAINED EARNINGS

	For the Three Months Ended	June 30,	For the Six Months Ended	June 30,
($000s except per unit data) (unaudited)	**2007**	2006	**2007**	2006
Revenue	**111,594**	96,082	**229,431**	198,246
Expenses				
Operating	**82,988**	62,245	**162,502**	122,882
Selling, general and administrative	**13,006**	10,584	**25,525**	20,198
Interest	**2,632**	1,005	**4,938**	3,863
Amortization and accretion	**9,180**	7,885	**19,013**	15,467
	107,806	81,719	**211,978**	162,410
Earnings before taxes	**3,788**	14,363	**17,453**	35,836
Provision for (recovery of) income taxes				
Current	**461**	(150)	**663**	216
Future	**(3,389)**	(6,700)	**(2,892)**	(2,796)
	(2,928)	(6,850)	**(2,229)**	(2,580)
Net earnings from continuing operations	**6,716**	21,213	**19,682**	38,416
Earnings from discontinued operations (Note 4)	**-**	1,472	**-**	1,657
Net earnings and comprehensive income	**6,716**	22,685	**19,682**	40,073
Retained earnings, beginning of period,	**42,585**	54,038	**51,868**	52,226
Distributions (Note 10)	**(22,413)**	(19,482)	**(44,662)**	(35,058)
Retained earnings, end of period	**26,888**	57,241	**26,888**	57,241
Earnings per unit from continuing operations (Note 9)	**0.17**	0.58	**0.50**	1.14
Earnings per unit from discontinued operations (Note 9)	**-**	0.04	**-**	0.05
Earnings per unit	**0.17**	0.62	**0.50**	1.19
Diluted earnings per unit from continuing operations (Note 9)	**0.16**	0.57	**0.49**	1.12
Diluted earnings per unit from discontinued operations (Note 9)	**-**	0.04	**-**	0.05
Diluted earnings per unit	**0.16**	0.61	**0.49**	1.17

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s) (unaudited)	For the Three Months Ended June 30, 2007	2006	For the Six Months Ended June 30, 2007	2006
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings from continuing operations	**6,716**	21,213	**19,682**	38,416
Items not requiring cash:				
Amortization and accretion	**9,180**	7,885	**19,013**	15,467
Future income taxes	**(3,389)**	(6,700)	**(2,892)**	(2,796)
Funds from discontinued operations (Note 4)	**-**	512	**-**	811
Other	**(323)**	166	**(1,118)**	367
	12,184	23,076	**34,685**	52,265
Decrease (increase) in non-cash working capital	**5,439**	7,333	**(22,134)**	6,934
Asset retirement costs incurred	**(299)**	(364)	**(497)**	(566)
	17,324	30,045	**12,054**	58,633
INVESTING ACTIVITIES				
Additions to capital assets	**(24,954)**	(18,476)	**(57,323)**	(34,868)
Net proceeds on sale of capital assets	**1,654**	204	**1,715**	266
Acquisitions (Note 3)	**(25,260)**	(13,804)	**(25,260)**	(127,034)
Proceeds on disposal of discontinued operations	**-**	2,672	**-**	2,672
	(48,560)	(29,404)	**(80,868)**	(158,964)
FINANCING ACTIVITIES				
Issuance of units	**956**	2,748	**77,332**	188,651
(Increase) decrease in debt	**49,921**	21,629	**29,799**	(52,024)
Settlement of acquired debt (Note 3)	**(737)**	(8,700)	**(737)**	(8,700)
Decrease in notes receivable	**79**	68	**127**	133
Distributions to unitholders (Note 10)	**(18,983)**	(16,386)	**(37,707)**	(27,729)
	31,236	(641)	**68,814**	100,331
Net cash inflow	**-**	-	**-**	-
Cash – beginning of period	**-**	-	**-**	-
Cash - end of period	**-**	-	**-**	-
Supplementary information:				
Interest paid	**2,501**	1,105	**4,717**	3,570
Income taxes paid	**216**	203	**507**	4,100

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

($000s except per unit data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

NOTE 1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Newalta. The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2006 as contained in the Annual Report for fiscal 2006.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2006 except as noted in the following paragraphs.

Accounting Changes

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with CICA Handbook section 3862, Financial Instruments - Disclosures and section 3863, Financial Instruments - Presentation which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance, and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Financial instruments

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners' sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories and measured as follows:

Category	Measurement
Held-for-trading	Fair value and changes in fair value are recognized in net income
Held-to-maturity investments	Amortized cost
Loans and receivables	Amortized cost
Available-for-sale financial assets	Fair value and changes in fair value are recorded in other comprehensive income until the instrument is derecognized or impaired
Other financial liabilities	Amortized cost

As a result of the adoption of these new standards, the Fund has classified its cash and cash equivalents as held-for-trading. Accounts receivable and notes receivable are classified as loans and receivables. Long-term debt, accounts payable and distributions payable are classified as other liabilities, all of which are measured at amortized cost. The Fund does not have any derivatives or embedded derivatives to report.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs associated with Other Liabilities have been expensed as incurred. The adoption of these new standards had no impact on the Fund's retained earnings or accumulated other comprehensive income as at January 1, 2007. The carrying values of financial assets and liabilities approximate their fair values.

Use of estimates and assumptions

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended June 30, 2007 and 2006.

NOTE 2. SEASONALITY OF OPERATIONS

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern division is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital investments.

For the Western division's ("Western") Drill Site services, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Western's services and, therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, first quarter revenue has ranged from 17% to 25% of annual revenue, second quarter revenue has ranged from 19% to 25%, revenue from the third quarter has ranged from 26% to 30% and finally fourth quarter revenue has ranged from 26% to 35%.

The Eastern division's ("Eastern") services are curtailed by colder weather in the first quarter, which is typically its weakest quarter. Aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information that management obtained for the recent acquisitions, it is estimated that first quarter revenue is typically approximately 16 to18% of annual revenue, second quarter revenue is approximately 20 to 25%, the revenue for the third quarter is between 28% to 32% and, finally, fourth quarter revenue is approximately 24% to 29% of annual revenue.

NOTE 3. ACQUISITIONS

a) On April 1, 2007, Western acquired all of the assets of Panaco Fluid Filtration Systems Ltd. ("Panaco") for a total purchase price of $5.9 million in cash. Panaco and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries and gas plants as well as oil and gas exploration drilling locations. Panaco provides services to western Canada and the United States.

Effective May 1, 2007, Eastern acquired the operating assets of three private entities (collectively referred to as Groupe Envirex, "Envirex") based out of Québec for a collective purchase price of $7.9 million in cash. This acquisition adds four centrifuges to Eastern servicing the Québec refinery and petrochemical market. The acquired operations include a fleet of eight vacuum trucks and pressure washers and a household waste, small industrial waste generator and soil treatment business.

Effective May 1, 2007, Eastern acquired a portion of the operating assets of EcoloSite Inc. ("EcoloSite"), based in London, Ontario, for a total purchase price of $3.0 million, comprised of $2.3 million in cash and the assumption of $0.7 million in debt. EcoloSite operates one facility with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.

The assets of Eastern Environmental Inc. were acquired by the Eastern division effective June 1, 2007 for a total purchase price of $9.2 million in cash. The acquired operations include 30 experienced people, a fleet of mobile services, a transfer station and processing facility located in Sussex, New Brunswick and a satellite office in Bedford, Nova Scotia.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	April 1, 2007	May 1, 2007	May 1, 2007	June 1, 2007	Total
Cash consideration	5,909	7,948	2,240	9,163	25,260
Debt assumed	-	-	737	-	737
Total Purchase Price	5,909	7,948	2,977	9,163	25,997
Net working capital	412	(52)	-	224	584
Capital assets:					
Land	45	800	-	202	1,047
Plant & equipment	2,252	4,600	2,413	3,757	13,022
Intangibles	500	1,000	-	1,000	2,500
Goodwill	2,700	1,600	580	4,020	8,900
Asset retirement obligations	-	-	(16)	(40)	(56)
	5,909	7,948	2,977	9,163	25,997

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions. The allocation of the purchase prices are subject to changes, as management obtains further information.

b) On January 6, 2006 the Fund, through a wholly-owned subsidiary, acquired all the shares of PSC Industrial Services Canada Inc. ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were set up as a separate division of Newalta, as described in Note 14. The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed is shown below.

On June 1, 2006, Western acquired all the issued and outstanding shares of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. (collectively "Treeline"). The consideration for this acquisition was comprised of $13,804 in cash and the issuance of 156,260 trust units at a value of $5,000. The two companies manage waste handling and abandonment operations for oil producers and drillers. Results are included from the closing date of June 1, 2006.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	January 6, 2006	June 1, 2006	Total
Deferred costs - paid in 2005	7,175	-	7,175
Cash paid in 2006	113,230	13,804	127,034
Equity issued	-	5,000	5,000
Total consideration	120,405	18,804	139,209
Net working capital	9,164	8,239	17,403
Debt acquired	-	(8,700)	(8,700)
Capital assets:			
Land	3,643	-	3,643
Plant & equipment	22,337	167	22,504
Landfill	71,187	-	71,187
Intangibles	34,600	-	34,600
Goodwill	15,239	18,956	34,195
Future income tax	(23,274)	142	(23,132)
Asset retirement obligations	(12,491)	-	(12,491)
	120,405	18,804	139,209

NOTE 4. DISCONTINUED OPERATIONS

On May 31, 2006, the Corporation disposed of a non-core industrial onsite cleaning services operation that was sold for total proceeds of $3,472 consisting of $2,672 in cash and an $800 non-interest bearing promissory note. The note receivable was valued on the balance sheet at its net present value of $748. The note was repayable in equal quarterly instalments of $135 until May 31, 2007 and the balance of the note was due on June 30, 2007. The full balance of the note receivable outstanding at June 30, 2007 was received in early July. The gain in the table below is reflected net of a disposition of the proportionate goodwill of $1.5 million. The following table sets forth the results of operations (excluding selling, general and administration costs and divisional administration costs), associated with the operations sold, for the three and six months ended June 30, 2006 that have been reclassified from the following accounts to earnings from discontinued operations:

	June 30, 2006	
	Three Months Ended	Six Months Ended
Revenue	2,349	5,408
Operating expenses	1,837	4,597
	512	811
Amortization and accretion	11	21
Future income tax	180	284
Gain on disposition (net of tax)	(1,151)	(1,151)
Earnings from discontinued operations	1,472	1,657

NOTE 5. LONG-TERM DEBT

	June 30, 2007	December 31, 2006
Extendible operating term facility	5,071	6,271
Extendible term facility	191,000	160,000
	196,071	166,271

Effective June 29, 2007, the Corporation's credit facilities which provide for a $35,000 extendible operating term facility and a $245,000 extendible term facility were extended for an additional year. The credit facility is secured principally by a general security agreement over the assets of the Corporation and its subsidiary NISI. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.0% to 1.75%. Both facilities bear interest at the lenders' prime rate plus 0.0% to 1.2%, or at the BA rate plus 1.1% to 2.0% depending on certain criteria. Both facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on June 28, 2008. If an extension is not granted, principal repayment of the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

The Fund is restricted from declaring distributions and distributing cash if the Corporation is in breach of its covenants. Newalta was not in breach of any of its covenants at June 30, 2007. In addition, the Fund is restricted from making distributions if the aggregate of all distributions made in preceding six fiscal quarters exceeds the Distributable Cash Flow of the Fund for such six quarters. Distributable Cash Flow is defined by the credit facility agreement as net income plus future income taxes plus amortization and accretion less all debt service (other than debt service deducted in calculating net income for the period) and all unfunded capital expenditures for the period. Debt service is defined as all amounts required to be paid during the period in respect of debt, including without limitation, repayments of principal, interest expense and fees.

NOTE 6. FUTURE INCOME TAXES

As disclosed in the Fund's annual consolidated financial statements for December 31, 2006, the Minister of Finance (Canada) issued draft legislation in December 2006, which would require income trusts such as Newalta to pay a 31.5% tax on distributions. In June 2007, Bill C-52 Budget Implementation Act, 2007 (the "New Tax Legislation") was enacted. As an existing income trust at the time of the announcement, the new distribution tax will apply to the Fund commencing in 2011. As a result of the New Tax Legislation, Newalta is required to reflect any previously unrecognized temporary differences in the consolidated financial statements of the Fund. Newalta has determined that there are no unrecognized temporary differences resulting from the new tax legislation.

NOTE 7. UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2005	29,055	188,761
Units issued	7,000	185,718
Units issued for acquisitions	215	6,900
Contributed surplus on rights exercised	-	500
Rights exercised	365	4,194
Units issued under the DRIP	307	8,528
Units outstanding as at December 31, 2006	36,942	394,601
Units issued	3,000	74,133
Contributed surplus on rights exercised	-	331
Rights exercised	286	3,199
Units issued under the DRIP	257	6,300
Units outstanding as at June 30, 2007	40,485	478,564

On January 26, 2007, the Fund issued 3,000,000 units through a bought deal equity financing at a price of $26.10 per unit for net proceeds of $74,133 after share issuance costs of $4,167.

On March 3, 2006, the Fund issued 7,000,000 units pursuant to a bought deal equity financing at a price of $28.00 per unit. Proceeds, net of issuance costs, were $185,718.

NOTE 8. RIGHTS TO ACQUIRE TRUST UNITS

On March 19, 2007, a total of 860,000 rights were granted to certain directors, officers, and employees of the Corporation. The rights were granted at the market price of $25.50 per unit. On May 17, 2007, a total of 110,000 rights were granted to certain officers and employees of the Corporation, at a market price of $25.19 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Trust Unit Rights Incentive Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was $15 for the three and six months ended June 30, 2007 ($3 for the same periods in 2006).

NOTE 9. EARNINGS PER UNIT

Basic per unit calculations for the three and six months ended June 30, 2007 and 2006 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights, if any. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three and six months ended June 30, 2007 was 1,535,000 and 704,375 (652,250 for both the three and six months periods ended in June 2006).

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	**2007**	2006
Weighted average number of units	**40,361**	36,381	**39,790**	33,794
Net additional units if rights exercised	**201**	619	**190**	548
Diluted weighted average number of units	**40,562**	37,000	**39,980**	34,342

NOTE 10. UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	**2007**	2006
Unitholder distributions declared	**22,413**	19,482	**44,662**	35,058
per unit - $	**0.555**	0.535	**1.110**	1.03
Unitholder distributions – paid in cash	**18,983**	16,386	**37,707**	27,729
Unitholder distributions – value paid in units	**3,388**	2,287	**6,300**	5,343
paid in cash – per unit $	**0.470**	0.452	**0.948**	0.847
issued units – per unit $	**0.084**	0.063	**0.158**	0.163

NOTE 11. RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The reconciliation of estimated and actual expenditures for the period is provided below:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	**2007**	2006
Asset retirement obligations, beginning of period	**18,694**	18,089	**18,484**	5,468
Additional retirement obligations added through acquisitions	**56**	-	**56**	12,490
Additional retirement obligations added through development activities	**664**	-	**664**	-
Additional retirement obligations added through a change of estimate	**1,182**	-	**1,182**	-
Costs incurred to fulfill obligations	**(299)**	(364)	**(497)**	(566)
Accretion	**418**	422	**826**	753
Asset retirement obligations, end of period	**20,715**	18,147	**20,715**	18,147

NOTE 12. TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three and six month periods ended June 30, 2007 were $101 and $282 respectively ($197 and $588 for the same periods in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three and six months ended June 30, 2007 were $170 and $988 respectively ($408 and $860 for the same periods in 2006).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 13. COMMITMENTS

Letters of Guarantee and Surety Bonds

At June 30, 2007, the Corporation had issued Letters of Guarantee and Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $40,105 and $11,725 respectively.

NOTE 14. SEGMENTED INFORMATION

The Western division's 2006 comparative information in this note has been restated to reflect the organizational change in the Fund's operations. In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta has combined the previously reported Industrial and Oilfield divisions to form Western as services offered to customers in Oilfield and Industrial are similar and are sold to a similar customer base. Newalta has also merged or eliminated some senior management and sales positions. As such, the 2006 comparative information has been restated to combine the previously reported Oilfield and Industrial reportable segments.

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents drill cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment, which was established following the acquisition of PSC Canada in 2006, provides industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended June 30, 2007

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	75,201	36,304	-	89	111,594
Inter segment revenue[1]	433	-	(433)	-	-
Operating expense	55,593	27,828	(433)	-	82,988
Amortization and accretion expense	4,292	4,016	-	872	9,180
Net margin	15,749	4,460	-	(783)	19,426
Selling, general and administrative	-	-	-	13,006	13,006
Interest expense	-	-	-	2,632	2,632
Operating income	15,749	4,460	-	(16,421)	3,788
Capital expenditures and acquisitions[2]	16,911	27,496	-	5,970	50,377
Goodwill	57,661	41,317	-	-	98,978
Total assets	541,300	278,590	-	49,476	869,366

For the Three Months Ended June 30, 2006

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	77,686	18,396	-	-	96,082
Inter segment revenue[1]	-	-	-	-	-
Operating expense	48,764	13,481	-	-	62,245
Amortization and accretion expense	5,089	2,316	-	480	7,885
Net margin	23,833	2,599	-	(480)	25,952
Selling, general and administrative	-	-	-	10,584	10,584
Interest expense	-	-	-	1,005	1,005
Operating income – continuing operations	23,833	2,599	-	(12,069)	14,363
Operating income – discontinued operations	-	1,472	-	-	1,472
Capital expenditures and acquisitions[2]	30,706	3,323	-	3,909	37,938
Goodwill	56,621	13,748	-	-	70,369
Total assets	469,563	167,017	-	27,201	663,781

(1) Inter-segment revenue is recorded at market, less the costs of serving external customers.

(2) Includes capital asset additions and the purchase price of acquisitions.

(3) Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

For the Six Months Ended June 30, 2007	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	163,906	64,912	-	613	229,431
Inter segment revenue[1]	433	-	(433)	-	-
Operating expense	112,780	50,155	(433)	-	162,502
Amortization and accretion expense	9,425	7,463	-	2,125	19,013
Net margin	42,134	7,294	-	(1,512)	47,916
Selling, general and administrative	-	-	-	25,525	25,525
Interest expense	-	-	-	4,938	4,938
Operating income	42,134	7,294	-	(31,975)	17,453
Capital expenditures and acquisitions[2]	23,072	32,887	-	9,279	65,238
Goodwill	57,661	41,317	-	-	98,978
Total assets	541,300	278,590	-	49,476	869,366

For the Six Months Ended June 30, 2006	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	164,106	34,140	-	-	198,246
Inter segment revenue[1]	-	-	-	-	-
Operating expense	97,672	25,210	-	-	122,882
Amortization and accretion expense	10,109	4,447	-	911	15,467
Net margin	56,325	4,483	-	(911)	59,897
Selling, general and administrative	-	-	-	20,198	20,198
Interest expense	-	-	-	3,863	3,863
Operating income – continuing operations	56,325	4,483	-	(24,972)	35,836
Operating income – discontinued operations	-	1,657	-	-	1,657
Capital expenditures and acquisitions[2]	40,393	125,057	-	6,732	172,182
Goodwill	56,621	13,748	-	-	70,369
Total assets	469,563	167,017	-	27,201	663,781

(1) Inter-segment revenue is recorded at market, less the costs of serving external customers.

(2) Includes capital asset additions and the purchase price of acquisitions.

(3) Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

CORPORATE INFORMATION

OFFICERS OF NEWALTA CORPORATION

Alan P. Cadotte
President and Chief Executive Officer

Ronald L. Sifton
Executive Vice President and
Chief Financial Officer

Peter A. Dugandzic
Executive Vice President

J. Craig Wilkie
Executive Vice President

Terry P. Donaleshen
Vice President, People,
Environment and Safety

Jim McClimans
Vice President, Finance

Doug Pecharsky
Vice President

Thomas A. G. Watson
Vice President, Communications

Harry Wells
Vice President

Took Whiteley [6]
Vice President and
General Counsel

1 Audit Committee
2 Compensation Committee
3 Corporate Governance and Nominating Committee
4 Environment, Health and Safety Committee
5 Chairman of the Board
6 Corporate Secretary

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 806-7000
Fax: (403) 806-7348
www.newalta.com

Newalta has recently re-designed and expanded its website to include more detailed information on its operations. For current information and news, visit newalta.com.

Investor Relations
Anne M. MacMicken
Director, Investor Relations
Tel: (403) 806-7019
Fax: (403) 806-7032
amacmicken@newalta.com

Stock Exchange
Toronto Stock Exchange
Symbol: NAL.UN

Auditors
Deloitte & Touche LLP
Calgary, Alberta

Legal Counsel
Bennett Jones LLP
Calgary, Alberta

Bankers
Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia
Calgary, Alberta

Transfer Agent and Registrar
Valiant Trust Company
Calgary, Alberta

File No. 82-34834

File No. 82-34834

NEWALTA
Suite 1200, 333-11th Avenue SW
Calgary, Alberta, Canada T2R 1L9

TEL 403.806.7000
FAX 403.806.7348

www.newalta.com

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2007

(signed) *Alan P. Cadotte*

Alan P. Cadotte
President and Chief Executive Officer of Newalta
Corporation, the administrator of Newalta Income
Fund

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Ronald L. Sifton, Executive Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2007

(signed) *Ronald L. Sifton*

Ronald L. Sifton
Executive Vice President and Chief Financial
Officer of Newalta Corporation, the administrator
of Newalta Income Fund

END